ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made this 29th day of July, 2010;

BETWEEN:

DESARROLLOS MINEROS SAN LUIS, S.A. de C.V., a corporation existing under the laws of Mexico, (“DMSL”)

- and -

PRIMERO EMPRESA MINERA, S.A. de C.V., a corporation existing under the laws of Mexico (the “Purchaser”)

- and -

MALA NOCHE RESOURCES CORP., a corporation existing under the laws of the Province of British Columbia (“MLA”)

            WHEREAS DMSL, Goldcorp Silver (Barbados) Ltd. (“GSBL”) and MLA entered into a letter agreement made the 1st day of June, 2010, wherein, among other things, the parties agreed that MLA, through a wholly-owned Mexican subsidiary, would acquire the Purchased Assets (as hereinafter defined);

            AND WHEREAS the Purchaser is a wholly-owned subsidiary of MLA and wishes to acquire the Purchased Assets;

            AND WHEREAS DMSL and the other Vendors (as hereinafter defined) are the legal and beneficial owners of the Purchased Assets;

            NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.1       Definitions

            For purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Act” means the Business Corporations Act (Ontario) and the regulations thereunder;

(b)	“Additional Cash Proceeds” has the meaning given to it in Subsection 2.2(a);

(c)	“affiliate” and “body corporate” have the respective meanings ascribed to those terms by the Act on the date hereof;

(d)

“Agreement” means this asset purchase agreement, including all schedules hereto, and all amendments or restatements, as permitted, and unless otherwise specified, references to “Article”, “Section”, “Subsection” “Clause” or “Schedule” means the specified article, section, subsection, clause or schedule to this Agreement;

(e)	“Aircraft” means the DHC-6 Series 300 Twin Otter Standard Landplane, Serial 237, Registration XA-TAT, and the Meeserschmitt Bolkow Helicopter Serial 457;

(f)	“Aircraft Purchase Agreement” has the meaning set out in Subsection 6.5(c);

(g)

“Applicable Law” means any federal, provincial, state, local or municipal statute, law (including the common law), ordinance, rule having the force of law, regulation, by-law (zoning or otherwise) or Order of any Governmental Authority or rule of any stock exchange or securities commission, having jurisdiction;

(h)	“Assumed Obligations” means the obligations assumed by the Purchaser pursuant to Section 2.6 and expressly excluding the Excluded Liabilities;

(i)	“Assumption Agreement” has the meaning given to it in Subsection 2.6(d);

(j)

“Authorization” means, with respect to any Person, any and all permits, licences, approvals, certificates, consents, certificates of approval, rights, privileges or franchises, registrations, orders and exemptions, and all other authorizations issued, conferred or otherwise granted by any Governmental Authority, including any municipal or other approvals required to be granted before a Governmental Authority that provides an authorization;

(k)

“Books and Records” means all records (whether or not recorded on computer or computer related media) in the possession or control of any of the Vendors relating specifically and solely to the Assumed Obligations or the Purchased Assets, but not including any business, financial, accounting or Tax records (other than in respect of property Taxes or other Taxes related to the Owned Real Property) of any Vendor;

(l)

“Business” shall mean collectively the business of operating the San Dimas Operations including without limitation the Hydroelectric Project and all activities of any nature reasonably ancillary thereto;

(m)

“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday or any day on which major banks are closed for business in Vancouver, British Columbia, Toronto, Ontario, or in Mexico;

(n)

“Canadian Securities Laws” shall mean the securities laws of each province of Canada and the respective rules and regulations thereunder, together with such published rules, by-laws and policies of the Canadian Securities Administrators and other securities regulatory authorities having jurisdiction;

(o)	“Cap” has the meaning given to it in Subsection 10.7(c);

(p)	“Cash Component” has the meaning given to it in Subsection 2.2(a);

(q)	“Claim” means any act, omission or state of facts and any complaint, litigation, demand, action, suit, proceeding, claim, assessment, judgement or settlement or compromise relating thereto;

(r)	“Claim Notice” means a written notice of a Claim specifying in reasonable detail the specific basis of the Claim, the specific nature of the Loss and the estimated amount of such Loss;

(s)

“Closing” means the completion of the sale to and purchase by the Purchaser of the Purchased Assets and the completion of all other matters contemplated by this Agreement which are to occur prior to or contemporaneously with the purchase and sale of the Purchased Assets;

(t)	“Closing Date” means the Financing Date or such other Business Day as the Parties agree in writing as the date that the Closing shall take place;

(u)

“Closing Document” means any documents, agreements and other deliveries required to be delivered at the Closing Time pursuant to this Agreement, which shall include such officers’ certificates and instruments of conveyance as may be prescribed by this Agreement or as are customary in transactions of the nature contemplated herein, and “Closing Documents” means all such documents collectively;

(v)

“Closing Time” means such time on the Closing Date as is immediately following the release from escrow of the proceeds of the MLA Financing and contemporaneously with the closing of the transaction contemplated from the STB Share Purchase Agreement, or such other time on the Closing Date as the Parties agree in writing that the Closing shall take place;

(w)	“Collective Agreements” has the meaning as set out in Subsection 3.1(m);

(x)	“Concessions” means the San Dimas Concessions and the Ventanas Concessions;

(y)

“Confidential Information” means any and all information respecting the business, interests and operations of a Party, including but not limited to, any and all data, records, reports, calculations, opinions, maps, charts, documents and other information, written, electronic or oral, and whether or not noted thereon to be confidential, pertaining to the Party provided to any other Party or its representatives by the Party or its representatives and all summaries, extracts or copies therefrom and all notes, memoranda, studies or analysis based thereon, and includes, without limitation, all commercial, legal, financial and technical information and materials (including geological, geophysical, magnetic, electromagnetic and radiometric survey notes, core samples, drill logs, documents, interpretations, plans, maps, sections, drawings, writings, papers, materials and all other things related thereto), including without limitation information concerning the business of the disclosing Party and its policies, services, processes, procedures, methods, formulations, trade secrets, intellectual property, facilities, products, plans, affairs, transactions, organizations, business details or suppliers and clients, and the disclosing Party’s own analyses, interpretations, studies and opinions in any way derived from any of the Confidential Information be treated as confidential or proprietary, but will not include any information that is disclosed or developed hereunder that the party who has received such information or who does not own such information can evidence (i) is publicly available at the time of disclosure or development, or becomes publicly available after disclosure or development, through no fault of the receiving party or, as to information developed hereunder, the party who does not own such information; (ii) was developed by agents or employees of the receiving or non-owning party independently of, and without knowledge of or reliance on, the disclosed or developed information; (iii) is obtained by the receiving or non-owning party outside of the performance of obligations or the enjoyment of its rights hereunder without any violation of the rights of the other party; or (iv) was rightfully in the receiving or non-owning party’s possession before the time of disclosure or development, if such information was not obtained in confidence;

(z)	“Consent Agreement” means the consent agreement among SWC, SW Caymans, DMSL, Goldcorp Argent Limited, Goldcorp, Silver Trading (Barbados) Limited and MLA dated June 1, 2010;

(aa)	“Contested Real Property” means the real property set out in Schedule 1.1(aa) to the Vendor Disclosure Letter

(bb)	“Contested Temporary Occupancy Agreement” means the temporary occupancy agreements set out in Schedule 1.1(bb) to the Vendor Disclosure Letter

(cc)

“Contracts” means all contracts, agreements indentures, equipment or premises leases, royalty or any similar agreement and other obligations of the Vendors relating exclusively to the Business including without limitation those contracts, agreements and other obligations as set out on Schedule 1.1(cc) to the Vendor Disclosure Letter, but excluding the Real Property Leases and the Personal Property Leases and any of the foregoing forming part of the Excluded Assets;

(dd)	“Conversion Shares” has the meaning given to it in Subsection 2.2(d);

(ee)	“Convertible Note” has the meaning given to it in Subsection 2.2(d);

(ff)	“Convertible Note Security” has the meaning given to it in Subsection 2.2(d);

(gg)	“Direct Claim” means any Claim by the Indemnified Party or an affiliate thereof against the Indemnifying Party which does not result from a Third Party Claim;

(hh)	“Employee Plans” has the meaning given to it in Subsection 3.1(o);

(ii)	“Employees” has the meaning given to it in Subsection 3.1(l);

(jj)

“Encumbrance” means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, hypothec, royalty, right of first refusal, option to acquire an ownership interest, execution or title defect, and any right or privilege capable of becoming any of the foregoing;

(kk)

“Environmental Law” means, any Applicable Law, permit, licence, registration, consent, certificate, approval or authorization pertaining to the protection or conservation of the natural environment, the protection or preservation of wildlife or fishery resources or the public, the undertaking of mineral resource exploration, extraction or processing operations and the decommissioning or closure of such operations, including the reclamation, remediation, rehabilitation and restoration of mining properties and of the natural environment. For greater certainty, a law pertaining to the protection or conservation of the natural environment shall include all such laws relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, transport, labelling, handling, discharge, Release, clean-up, containment or removal of any pollutants, contaminants, chemicals, toxic or hazardous substances, industrial, domestic or hazardous wastes including, without limitation, flammable, corrosive, reactive, explosive, leachate toxic, pathological, infectious or radioactive materials or wastes or otherwise relating to a condition or occurrence which may affect adversely the state, quality or use of soil, water, air, vegetation, fish life, wildlife or property or result in damage or risk to the life, health, safety, welfare or comfort of fish life, wildlife or human beings;

(ll)

“Environmental Liabilities” means, with respect to or arising out of or in connection with the Purchased Assets, including the Properties, and any Former Activities carried out thereon, any and all Claims, Liabilities, duties, requirements, Orders, directives, penalties, fines or rights of action of any nature instituted, required, made, imposed, rendered, issued or arising under or pursuant to common law or any Environmental Law, whether initiated, instituted, required, made, imposed, rendered or issued by a Governmental Authority or any other Person excepting therefrom all penalties, fines or Orders that have been imposed and of which the Vendors have notice, but not paid or complied with by the Vendors before Closing;

(mm)

“Equipment and Personal Property” means all tangible personal property and fixed assets owned or leased by the Vendors, wherever located, used in or relating exclusively to the Business including all machinery, equipment and vehicles, (including all spare or replacement parts inventory and other warehouse inventory) office equipment, computers (including the files, programs and other contents thereof) and computer software and support systems, furniture, furnishings and accessories, as they may have been replaced, updated or altered in the ordinary course prior to the Closing Date including the equipment and personal property set out in Schedule 1.1(mm) to the Vendor Disclosure Letter, but not including the Aircraft;

(nn)	“Equity Securities” means MLA Shares or securities convertible into or exercisable or exchangeable for MLA Shares including, without limitation, convertible debt securities;

(oo)	“Excluded Assets” means:

(i)

all cash and cash equivalents, bank balances, moneys in possession of banks and other depositaries, term deposits and similar cash property of, owned or held by or for the account of the Vendors as at the Closing Time other than the Plan Assets to be transferred to the Purchaser pursuant to Subsection 6.1(i) of this Agreement;

	(ii)	the corporate records of the Vendors;

(iii)

any claim to which any of the Vendors is a claimant, plaintiff or judgment creditor, including without limitation in the proceedings described in Schedule 1.1(oo)(iii) to the Vendor Disclosure Letter, but excluding any claim related to the title of the Contested Real Property and the Contested Temporary Occupancy Agreement;

(iv)

all Taxes receivable, Tax refunds or Tax credits in connection with the Purchased Assets, including during the Interim Period, and any claim or right of the Vendors to any Tax, Tax refund or Tax credit in respect of Taxes for periods prior to the Closing Date;

(v)

all policies of insurance and all accounts payable under claims thereunder in respect of the Purchased Assets or the San Dimas Operations or the Ventanas Project, other than as noted in Subsection 6.1(h);

	(vi)	the Non-Transferable Permits and all other Authorizations in respect of the San Dimas Operations and the Ventanas Project other than the Transferable Permits;

	(vii)	all information technology systems and any agreements or contracts relating thereto;

(viii)

all business, financial, accounting or Tax records (whether or not recorded on computer or related media) of any Vendor (other than in respect of property Taxes or other Taxes, in each case related to the Owned Real Property); and

(ix)	the assets listed in Schedule 1.1(oo)(ix) to the Vendor Disclosure Letter;

(pp)	“Excluded Liabilities” means, collectively, liabilities for income Taxes and all Liabilities related to or arising from:

(i) The legal proceedings set forth in Schedule 1.1(pp) to the Vendor Disclosure Letter; and

(ii) The Excluded Assets listed in Schedule 1.1(oo)(ix).

(qq)	“Financial Statements” means carve-out combined audited financial statements of San Dimas Operations, for the period ended December 31, 2009 appended to the prospectus in respect of the MLA Financing;

(rr)	“Financing Date” means the date that the proceeds from the MLA Financing are released from escrow or are otherwise available to MLA;

(ss)	“First Party” has the meaning given to it in Subsection 8.3(a);

(tt)

“Former Activities” means all exploration, development, mining and related operations carried on, at, under, or associated with the Purchased Assets including, without limitation, the Properties and all activities of any nature ancillary thereto;

(uu)	“GAAP” means generally accepted accounting principles in Canada in effect from time to time;

(vv)	“Goldcorp” means Goldcorp Inc., a corporation amalgamated under the laws of Ontario;

(ww)	“Goldcorp Area of Interest” has the meaning given to it in Section 9.1;

(xx)

“Goodwill of the Business” mean the goodwill of the Business, including, without limitation, the exclusive right of the Purchaser to represent itself as carrying on the Business in succession to the Vendors and all right, title and interest of the Vendors and their affiliates in, to and in respect of the name “Luismin” and variations thereof and all records and information relating to the suppliers, customers and employees of the Business and all pertinent files, catalogues and promotional materials relating to the Business and the San Dimas Assets;

(yy)

“Governmental Authority” means any national, federal, state, provincial, local or municipal government, regulatory authority, governmental department, ministry, agency, commission, bureau, official, minister, crown corporation, court, board, tribunal, stock exchange (including, without limitation, the TSXV and the applicable Canadian securities regulatory authorities), dispute settlement panel or body or other law, rule or regulation-making entity having jurisdiction;

(zz)	“GSBL” has the meaning given to it in the recitals hereto;

(aaa)

“Hydroelectric Project” means the newly completed hydroelectric generation project known as “Las Truchas” operating under Authorizations issued by the relevant Governmental Authority in Mexico including three diesel generating power plants and including all property and assets of any nature or kind, whether real or personal, tangible or intangible, corporeal or incorporeal, and includes any interest therein owned, leased, acquired for exclusively or used by the Vendors exclusively in connection with the conduct of the Hydroelectric Project, or any part thereof, or in which it has a right, title or interest;

(bbb)	“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board;

(ccc)	“Indemnified Party” has the meaning given to it in Section 10.4;

(ddd)	“Indemnifying Party” has the meaning given to it in Section 10.4;

(eee)

“Indemnity Agreement” means the mutual indemnity agreement in a form satisfactory to the parties thereto to be dated the Closing Date between MLA and Goldcorp pursuant to which MLA will indemnify Goldcorp in respect of payments that Goldcorp may make under its guarantee to SW Caymans and SWC and Goldcorp will indemnify MLA and STB for any deficiency payment payable by them under the San Dimas SPA or otherwise in respect of the Minimum Silver Amount, all as further contemplated and defined in the Consent Agreement;

(fff)	“Indemnity Payment” means any amount of Loss required to be paid pursuant to Section 10.7;

(ggg)

“Interim Period” means the period commencing on the date hereof and ending immediately following the earlier of the termination of this Agreement in accordance with the terms hereof, and the completion of the Closing;

(hhh)

“Inventory” means all inventories associated with the Business including stores of ore, raw materials, minerals-in-progress, stock-in-trade, concentrated or refined gold or silver, dore, and supplies, of or pertaining to the Business, wherever located;

(iii)

“Legal Proceeding” means any action, suit, proceeding, demand, assessment, judgment, litigation, hearing, Claim, grievance, arbitration or administrative proceeding or other proceeding or dispute resolution process and includes any appeal, settlement or compromise relating then or review and any application for same;

(jjj)	“Lease Agreements” has the meaning given to it in Section 6.5;

(kkk)	“Lease Premises” has the meaning given to it in Section 6.5;

(lll)	“Lessors” has the meaning given to it in Section 6.10;

(mmm)

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, including, without limitation, any of the foregoing arising under any Applicable Law and those arising under any contract, agreement, arrangement, commitment or undertaking or otherwise, including arising directly or indirectly under or pursuant to any loan, credit agreement, loan or credit facility transaction or arrangement or any off-balance sheet transaction or arrangement;

(nnn)

“Loss” means any and all actual loss, liability, damage, cost, expense, charge, fine, penalty or assessment, resulting from or arising out of any Claim, including the costs and expenses of any Legal Proceeding including any settlement or compromise relating thereto, and all interest, fines and penalties and reasonable legal and other professional fees and expenses incurred in connection therewith, including in defending any Claim but excluding any indirect, consequential, special, punitive or exemplary damages including loss of profit or revenue, any multiple of reduced cash flow or loss due to interference with operations;

(ooo)	“Maderera” means Maderera Industrial De San Dimas, S. de R.L., a corporation existing under the laws of Mexico;

(ppp)

“Material Adverse Effect” when used in connection with a Vendor means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the Business or to the Purchased Assets taken as a whole, and when used in connection with MLA or the Purchaser means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets, Liabilities, capitalization, financial condition or results of operations of MLA or the Purchaser, as the case may be, taken as a whole; in each case other than any change, event, violation, inaccuracy, circumstance or effect: (i) relating to the global economy or securities markets in general; (ii) resulting from changes in the price of gold; (iii) resulting from the rate at which Canadian dollars or United States dollars can be changed for any foreign currency; (iv) relating to the gold mining industry in general and not specifically relating to or affecting such Party; or (v) resulting from any announcement of or action taken in furtherance of completing the Transactions, including the Closing;

(qqq)

“MLA Financing” means a public offering of subscription receipts of MLA in Canada, where the underlying MLA Shares, including the Payment Shares, are listed and posted for trading on the TSXV to raise aggregate gross proceeds of not less than $275 million;

(rrr)	“MLA Shares” means the common shares forming part of the authorized capital of MLA;

(sss)	“MSL” means Minas De San Luis, S.A. de C.V., a corporation existing under the laws of Mexico

(ttt)	“Net Working Capital” has the meaning given to it in Subsection 2.3(f);

(uuu)	“Net Working Capital Calculation” has the meaning given to it in Section 2.3;

(vvv)	“Non-Transferable Permits” means the Permits identified on Schedule 1.1(vvv) to the Vendor Disclosure Letter as being non transferable;

(www)	“Note” has the meaning given to it in Subsection 2.2(c);

(xxx)	“Note Security” has the meaning given to it in Subsection 2.2(c);

(yyy)

“Order” means any order (including any judicial or administrative order and the terms of any administrative consent), judgement, injunction, decision, decree, ruling or award of any court, arbitrator or Governmental Authority;

(zzz)	“Outside Date” means October 31, 2010;

(aaaa)	“Owned Real Property” means the real property set out in Schedule 1.1(aaaa) to the Vendor Disclosure Letter;

(bbbb)	“Owned Real Property Agreement” has the meaning given to it in Subsection 6.5(d);

(cccc)

“Participation Agreement” means the participation agreement to be entered into among the Vendors and MLA as at the Closing Date, the form of which is attached as Schedule 1.1(cccc) to the Vendor Disclosure Letter;

(dddd)	“Parties” means the Purchaser, MLA and DMSL collectively, and “Party” means any one of them;

(eeee)	“Payment Share Amount” has the meaning given to it in Subsection 2.2(b);

(ffff)	“Payment Share Reduction Amount” has the meaning given to it in Subsection 2.2(b);

(gggg)	“Payment Shares” has the meaning given to it in Subsection 2.2(b);

(hhhh)

“Permits” means all the Authorizations issued or granted exclusively in connection with or used in the Business or the Ventanas Project as set out in Schedule 1.1(hhhh) to the Vendor Disclosure Letter;

(iiii)	“Permitted Encumbrances” means:

	(i)	inchoate or statutory liens for Taxes not at the time overdue or for overdue Taxes the validity of which is being contested in good faith;

	(ii)	statutory liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and similar legislation;

(iii)

liens and privileges arising out of any judgment the existence of which has been disclosed in writing to the Purchaser, that are subject to an appeal or proceedings for review and which are not capable of having a Material Adverse Effect on the Business or the Purchased Assets;

	(iv)	security given to a public utility or any Governmental Authority when required in the ordinary course of business;

(v)

undetermined or inchoate construction or repair or storage liens arising in the ordinary course of the operation of the Business or the Ventanas Project in relation to an obligation not at the time overdue;

	(vi)	any reservations or exceptions contained in the Concessions, or other original grant of rights underlying or related to the Properties;

(vii)

easements arising by operation of law, and in the case of easements not arising by operation of law, registered easements and any registered restrictions or covenants that run with the Properties that do not in the aggregate materially detract from the value of the Properties and will not materially and adversely affect the ability to carry on the operations of the Business or the Ventanas Project;

(viii)

rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that they do not in the aggregate materially detract from the value of the Properties and will not materially and adversely affect the ability to carry on the operation of the Business on the Properties or on any one Property or the operation of the Ventanas Project;

	(ix)	zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other Persons registered against title to the Properties;

(x)

any rights arising pursuant to the terms of any Contract, Real Property Lease, Personal Property Lease or Temporary Occupancy Agreement, including unsecured rights to seize assets in case of a breach of the same;

(xi)	any rights to royalties arising pursuant to Applicable Laws; and

(xii)

all encumbrances, records of which are available prior to the date of this Agreement on records maintained by Government Authorities that are publicly available or could be obtained before the date of this Agreement by making due enquiry of Governmental Authorities in Mexico or are referred to in Goldcorp’s public disclosure on SEDAR prior to the date hereof;

(jjjj)

“Person” shall be broadly interpreted and includes any individual, sole proprietorship, partnership, limited partnership, firm, unincorporated association, unincorporated organization, syndicate, trust, joint venture, body corporate, Governmental Authority, and any other entity or organization of any nature whatsoever, and includes any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(kkkk)	“Personal Property Leases” means the personal property leases set out in Schedule 1.1(kkkk) to the Vendor Disclosure Letter;

(llll)

“Plan Assets” means all assets, funds, deposits and accounts (whether held directly or by a trustee) related to any person or benefits plan obligations related to the Employees including the Employee Plans;

(mmmm)	“Prepaid Expenses” means payments made by any Vendor with respect to the Business, which constitute prepaid expenses of the Business in accordance with GAAP consistently applied;

(nnnn)

“Prime Rate” for any day means the rate of interest expressed as a rate per annum that Scotiabank establishes at its head office in Toronto, Ontario as the reference rate of interest that it will charge on that day for Canadian dollar demand loans to its customers in Canada and which it at present refers to as its prime rate;

(oooo)

“Properties” means the Concessions, the Owned Real Property and the lands and premises which are the subject of the Real Property Leases, the lands and premises which are the subject of the Temporary Occupancy Agreements and the lands which are the subject of the Water Concessions;

(pppp)	“Purchase Price” means the purchase price to be paid by the Purchaser to or as directed by DMSL for the Purchased Assets as provided in Section 2.2;

(qqqq)	“Purchased Assets” shall have the meaning given to it in Section 2.1, and excludes for greater certainty, the Excluded Assets;

(rrrr)	“Purchaser Consents” has the meaning given to it in Subsection 3.2(d);

(ssss)	“Purchaser Disclosure Letter” means the disclosure letter delivered by the Purchaser contemporaneously with the execution of this Agreement;

(tttt)	“Purchaser Resolution” has the meaning given to it in Subsection 7.3(a)(iv);

(uuuu)	“Real Property Leases” means the real property leases set out in Schedule 1.1(uuuu) to the Vendor Disclosure Letter;

(vvvv)

“Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping, placing or any similar action defined in any Environmental Law;

(wwww)	“Representatives” has the meaning given to it in Section 12.1;

(xxxx)

“San Dimas Assets” means: all property and assets of any nature or kind, whether real or personal, tangible or intangible, corporeal or incorporeal, and includes any interest therein owned, leased, licensed or acquired exclusively for or used by the Vendors exclusively in connection with the conduct of the Business, or any part thereof, or in which it has a right, title or interest including: (i) the Owned Real Property; (ii) the San Dimas Concessions; (iii) the Personal Property Leases; (iv) the Real Property Leases; (v) the Temporary Occupancy Agreements; (vi) the Equipment and Personal Property and all plants, buildings structures, head frames, improvements, fixtures (including fixed machinery and fixed equipment), bore holes, pits, shafts, dams located on, under or forming part of the Properties; (vii) the benefit of the Transferable Permits; (viii) Technical Information; (ix) Books and Records; (x) the Contracts (other than those Contracts which Schedule 1.1(cc) to the Vendor Disclosure Letter indicates are to be terminated on or prior to the Closing Time); (xi) Goodwill of the Business; (xii) the Warranty Rights; (xiii) Inventory; (xiv) Prepaid Expenses; (xv) Water Concessions (xvi) the Plan Assets to be transferred pursuant to Subsection 6.1(i) of this Agreement; (xvii) the Hydroelectric Project; (xviii) all accounts receivable and other amounts due, owing or accruing or due to the Vendors exclusively in connection with the Business as at the of Closing Time;

(yyyy)	“San Dimas Concessions” means the mining concessions set out in Schedule 1.1(yyyy) to the Vendor Disclosure Letter;

(zzzz)

“San Dimas Operations” means the San Dimas mine, ancillary facilities and other related or ancillary operations located in the San Dimas district on the border of the States of Durango and Sinaloa in Mexico including without limitation the Hydroelectric Project;

(aaaaa)	“San Dimas SPA #1” means the Second Amended and Restated Silver Purchase Agreement to be dated as of the Closing Date among the Purchaser, STB, and MLA;

(bbbbb)	“San Dimas SPA #2” means the Second Amended and Restated Silver Purchase Agreement to be dated as of the Closing Date among STB, SW Caymans, MLA and SWC;

(ccccc)

“Senior Security” means (i) all security granted under San Dimas SPA #1 and San Dimas SPA #2; (ii) all security which may be granted by the Purchaser, MLA and their affiliates in respect of borrowed monies in an amount up to $50 million, or such other amount as may be permitted under San Dimas SPA #2, that may be required for the operations related to the San Dimas Assets; and (iii) security which may be granted by the Purchaser, MLA and their affiliates to Goldcorp and its affiliates under the Indemnity Agreement, and (iv) the security to be granted against the “VAT Receivable” as security for the VAT Loan, as contemplated in San Dimas SPA#2;

(ddddd)	“STB” means Silver Trading (Barbados) Limited, a corporation incorporated under the laws of Barbados;

(eeeee)	“STB Share Purchase Agreement” means the agreement dated the date hereof among GSBL and MLA in respect of the sale of all of the issued and outstanding shares in the capital of STB;

(fffff)	“SWC” means Silver Wheaton Corp., a corporation incorporated under the laws of the Province of Ontario;

(ggggg)	“SW Caymans” means Silver Wheaton (Caymans) Ltd., a corporation incorporated under the laws of the Cayman Islands;

(hhhhh)

“Taxes” means all taxes, including any interest or penalties that may become payable in respect thereof, imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limitation, all income taxes, payroll taxes, sales and use taxes, excise taxes, environmental taxes, franchise taxes, gross receipts taxes, occupation taxes, real and personal property taxes, value added taxes, stamp taxes, transfer taxes, withholding taxes, workers’ compensation, social security payments (including Aportaciones de Seguridad Social and other similar payments payable to the Mexican Institute of Social Security), health taxes, unemployment insurance payments, housing fund payments (Infonavit), public works payments (contribuciones de mejoras) and any other contributions under Applicable Laws and other obligations of the same or of a similar nature;

(iiiii)

“Technical Information” shall mean all information and all know-how owned, leased or licensed by any Vendor or in which any Vendor has a right, title or interest, used exclusively in connection with the San Dimas Assets or the Ventanas Project, as applicable, including:

(i)	information of a scientific, technical or business nature, whether in written, graphic, machine readable, electronic or physical form; and

(ii)

maps, plans, designs, research data, research plans, development plans, drill core samples, trade secrets, processes, formulas, drawings, technology, computer software and related manuals, unpatented blueprints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures;

(jjjjj)	“Temporary Occupancy Agreements” means the temporary occupancy agreements set out in Schedule 1.1(jjjjj) to the Vendor Disclosure Letter;

(kkkkk)	“Third Party” means any Person other than any Party or an affiliate of any Party;

(lllll)	“Third Party Claim” means any Claim asserted against the Indemnified Party that is paid or payable to, or claimed by, any Person who is not the Indemnifying Party or an affiliate thereof;

(mmmmm)	“Threshold” has the meaning given to it in Subsection 10.7(c);

(nnnnn)	“Transactions” means, collectively, the transactions of purchase and sale contemplated herein and in the STB Share Purchase Agreement;

(ooooo)	“Transfer Tax” has the meaning given to it in Section 2.5;

(ppppp)	“Transferable Permits” means the Permits identified on Schedule 1.1(ppppp) to the Vendor Disclosure Letter as being transferable;

(qqqqq)	“Transition Services Agreement” shall have the meaning given to it in Section 6.5;

(rrrrr)	“TSX” means the Toronto Stock Exchange;

(sssss)	“TSXV” means the TSX Venture Exchange;

(ttttt)	“US Dollars” has the meaning given to it in Section 1.3;

(uuuuu)	“Vendor Consents” has the meaning given to it in Subsection 3.1(n);

(vvvvv)	“Vendor Disclosure Letter” means the disclosure letter delivered by the Vendor contemporaneously with the execution of this Agreement;

(wwwww)	“Vendors” means DMSL, Maderera, MSL, and Luismin, S.A. de C.V. collectively, and “Vendor” means any one of them;

(xxxxx)

“Ventanas Assets” means all property and assets of any nature and kind, whether real or personal, tangible or intangible, corporeal or incorporeal, related exclusively to the Ventanas Project and includes any interest therein owned, leased, acquired exclusively for or used by the Vendors exclusively in connection with the Ventanas Project and specifically includes:

	(i)	all mines and workings;

	(ii)	all Books and Records to the extent available;

	(iii)	Ventanas Concessions;

	(iv)	the goodwill of the Ventanas Project; and

	(v)	all Technical Information.

(yyyyy)	“Ventanas Concessions” means those mining concessions set on Schedule 1.1(yyyyy) to the Vendor Disclosure Letter;

(zzzzz)	“Ventanas Option Agreement” means that certain option agreement entered into between MLA and DMSL as of May 8, 2007 as amended on May 7, 2008 and April 6, 2010;

(aaaaaa)

“Ventanas Project” means the mid-stage exploration project comprising the Ventanas Concessions covering approximately 3.470 hectares near the border of the Sinaola and Durango states in the Ventanas Mining District of Mexico;

(bbbbbb)

“Warranty Rights” mean the full benefit of all warranties, warranty rights, guarantees, indemnities, undertakings and similar covenants (implied, express or otherwise) against manufacturers or sellers which apply to any of the Purchased Assets; and

(cccccc)	“Water Concessions” means the water concessions set out on Schedule 1.1(cccccc) to the Vendor Disclosure Letter.

1.2       Accounting Terms

            Unless otherwise specified, whenever reference is made in this Agreement to a calculation to be made or an action to be taken in accordance with IFRS or GAAP, such calculation shall be made or action taken in accordance with IFRS or GAAP, as the case may be, applicable as at the time such calculation is required to be made or action is to be taken, consistently applied.

1.3       Currency

            Unless otherwise specified, any reference to “$” or “dollar” shall refer to lawful currency of the United States of America (“US Dollars”), and any amount advanced, paid or calculated is to be advanced, paid or calculated in US Dollars. To the extent that it may be necessary to convert Canadian dollars to US Dollars for the purpose of making any payment or calculation hereunder, such conversion shall be made at the Bank of Canada noon rate quoted for the exchange of US Dollars into Canadian dollars or vice versa, on the Business Day prior to the date the conversion is to take place.

1.4       Headings

            The headings used in this Agreement, and its division into Articles, Sections, Subsections, Clauses, Schedules, and other subdivisions, do not affect its interpretation.

1.5       Including

            Where the word “including” or “includes” is used in this Agreement, it means “including (or includes), without limitation” whether or not used in association with the phrase “without limitation” or words of similar effect.

1.6       Number and Gender

            Unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing gender include all genders.

1.7       References to Parties

            Unless otherwise specified, every reference to a Party to this Agreement shall extend to and include (as the context requires) such Party’s successors and permitted assigns, as if specifically named.

1.8       References to this Agreement

            Unless otherwise specified, the terms “hereof”, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular article, Section or other portion of this Agreement.

1.9       Statutory References

            Unless otherwise specified, any reference in this Agreement to a statute includes all regulations, rules and policies made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements, supersedes or replaces any such statute, regulation, rule or policy.

1.10     Time

            Time is of the essence of this Agreement and of every part of this Agreement, and no extension or variation of this Agreement shall operate as a waiver of this provision.

1.11     Time Periods

            In this Agreement, a period of days begins on the first day after the event that began the period and ends at 5:00 p.m. Vancouver, British Columbia time on the last day of the period. If any period of time is to expire, or any action or event is to occur, on any day that is not a Business Day, the period expires, or the action or event is considered to occur, at 5:00 p.m. Vancouver, British Columbia time on the next Business Day.

1.12     Interpretation of this Agreement

            The Parties acknowledge that they have each participated in settling the terms of this Agreement. The Parties agree that any rule of legal interpretation to the effect that any ambiguity is to be resolved against the drafting Party will not apply in interpreting this Agreement.

1.13     Knowledge

            Any reference to the knowledge of any Party means to the current, actual knowledge of Salvador Garcia and Martin Aguilar, in the case of DMSL and Wade Nesmith and Eduardo Luna in the case of MLA and the Purchaser, and without the requirement to make any other inquiry or investigation.

1.14     Schedules

            The Schedules to this Agreement, the Schedules attached to the Purchaser Disclosure Letter or the Vendor Disclosure Letter, as applicable, are listed below, and are integral parts of this Agreement:

Schedule	Description

1.1(aa)	Contested Real Property

1.1(bb)	Contested Temporary Occupancy Agreement

1.1(cc)	Contracts

1.1(mm)	Equipment and Personal Property

1.1(oo)(iii)	Vendor Claims

1.1(oo)(ix)	Excluded Assets

1.1(pp)	Excluded Liabilities

1.1(vvv)	Non-transferrable Permits

1.1(aaaa)	Owned Real Property

1.1(cccc)	Form of Participation Agreement

1.1(hhhh)	Permits

1.1(kkkk)	Personal Property Leases

1.1(uuuu)	Real Property Leases

1.1(yyyy)	San Dimas Concessions

1.1(jjjjj)	Temporary Occupancy Agreements

1.1(ppppp)	Transferable Permits

1.1(yyyyy)	Ventanas Concessions

1.1(cccccc)	Water Concessions

2.2(c)	Form of the Note

2.2(d)	Form of the Convertible Note

2.3	Calculation of Net Working Capital of the Business as at March 31, 2010

3.1(g)	Title to Assets and Permitted Encumbrances

3.1(h)(ii)	Real Property and Mining Rights

3.1(l)	Employees

3.1(m)	Union Contracts

3.1(n)	Vendor Consents

3.1(o)	Employee Plans

3.1(p)	Exceptions to Sufficiency of Purchased Assets

3.2(d)	Purchaser Consents

3.2(e)	Outstanding MLA Equity Securities

6.3	Interim Issuances of Equity Securities

6.5(a)	Form of Transition Services Agreement

ARTICLE 2 - PURCHASE AND SALE OF PURCHASED ASSETS

2.1       Purchase and Sale of Purchased Assets

            The Purchaser agrees to purchase from DMSL and the other Vendors all of the Vendors’ right, title and interest in and to the San Dimas Assets, the Ventanas Assets and the name “Luismin” (collectively the “Purchased Assets”) and DMSL agrees to sell and transfer to the Purchaser (or a Mexican affiliate of the Purchaser in accordance with Section 12.7) the Purchased Assets owned by it and to cause each other Vendor to sell and transfer to the Purchaser (or a Mexican affiliate of the Purchaser in accordance with Section 12.7), the Purchased Assets owned beneficially by such Vendor, on the Closing Date on the terms and conditions contained in this Agreement.

2.2       Purchase Price

            The total aggregate consideration deliverable by the Purchaser to DMSL for itself and on behalf of the other Vendors, or as DMSL shall direct in writing, for the Purchased Assets on the Closing Date (the “Purchase Price”) is $507,606,000, payable at the Closing Time as follows:

(a)

as to an amount equal to the sum of $213,606,000 and the gross proceeds from the exercise of the over-allotment option granted in connection with the MLA Financing less commissions to the underwriters, if the over-allotment option is exercised prior to the Closing Date, (the “Additional Cash Proceeds”) (collectively the “Cash Component”) by wire transfer of immediately available funds to the bank account or accounts specified in writing by DMSL and the other Vendors to the Purchaser;

(b)

as to an amount (the “Payment Share Amount”) equal to $184 million, less an amount equal to any Additional Cash Proceeds paid pursuant to paragraph (a) above, to a maximum of $9 million (the “Payment Share Reduction Amount”) by the issuance to DMSL or as directed by DMSL, for itself and on behalf of the other Vendors of such number of MLA Shares (the “Payment Shares”) as is equal to the Payment Share Amount divided by the price per share in United States dollars at which subscription receipts of MLA are offered pursuant to the MLA Financing. The Payment Share Amount will in no event be less than $175 million;

(c)

as to an amount of $50 million, by the issuance by the Purchaser to DMSL, or as DMSL may direct, of a promissory note (the “Note”) in the form set out as Schedule 2.2(c). The obligations under the Note shall be guaranteed by MLA and secured against the assets of the Purchaser and MLA as a first charge (the “Note Security”) subject only to the Senior Security; and

(d)

as to an amount equal to $60 million minus the difference between the Additional Cash Proceeds and the Payment Share Reduction Amount, by the issuance by MLA to DMSL, or as DMSL may direct, of a promissory note (the “Convertible Note”) substantially in the form set out as Schedule 2.2(d). All MLA Shares issued on conversion of the Convertible Note at the election of DMSL (the “Conversion Shares”) and all other shares issuable pursuant to repayment of the Convertible Note by MLA shall be listed and posted for trading on the TSXV or the TSX. The obligations under the Convertible Note shall be guaranteed by MLA and secured against the assets of the Purchaser and MLA as a first charge, (the “Convertible Note Security”) subject only to the Senior Security and ranking pari passu with the Note Security. Conversion of the Convertible Note into MLA Shares by DMSL and the repayment of the Convertible Note by issuance of additional MLA Shares by MLA are each subject to the approval of the TSX. Upon listing of the MLA Shares on the TSX, MLA will use its reasonable best efforts to obtain the approval of the TSX to the conversion or repayment of the Convertible Note by issuance of MLA Shares and, if required, will promptly seek approval of the shareholders of MLA to such repayment in the manner required by the TSX.

2.3       Net Working Capital Adjustment

(a)

Within thirty (30) days of the Closing Date (or such other date as is mutually agreed to by DMSL, the Purchaser and MLA in writing), DMSL for itself and on behalf of the other Vendors shall deliver to the Purchaser and MLA a calculation of the Net Working Capital as at the Closing Date (the “Net Working Capital Calculation”).

(b)

Within fifteen (15) days following receipt of the Net Working Capital Calculation, the Purchaser and MLA shall review the Net Working Capital Calculation and shall notify DMSL in writing if they have any objections to the Net Working Capital Calculation. The notice of objection must contain a statement of the basis of their objections and each amount in dispute. The Purchaser and MLA shall be deemed to have accepted the Net Working Capital Calculation if they do not notify in writing DMSL of their objection within the said period of fifteen (15) days, which shall then be final and binding upon the Parties and shall not be subject to appeal, absent manifest error.

(c)

If the Purchaser and MLA dispute the Net Working Capital Calculation, the Parties will work expeditiously and in good faith in an attempt to resolve such dispute within a further period of fifteen (15) days after the date of notification by the Purchaser and MLA to DMSL of such dispute, failing which the dispute shall be submitted for determination to an independent national firm of chartered accountants mutually agreed to by DMSL, the Purchaser and MLA (and, failing agreement between DMSL, the Purchaser and MLA on the firm of chartered accountants within a further period of five (5) Business Days, such independent national firm of chartered accountants shall be Ernst & Young, or if such firm is unable to act, Grant Thornton LLP). The determination of the firm of chartered accountants shall be final and binding upon the Parties and shall not be subject to appeal, absent manifest error. The firm of chartered accountants shall be deemed to be acting as experts and not as arbitrators.

(d)

DMSL, the Purchaser and MLA shall each bear the fees and expenses of their respective auditors and accountants, if any, in preparing or reviewing, as the case may be, the Net Working Capital Calculation. In the case of a dispute and the retention of a national firm of chartered accountants to determine such dispute, the costs and expenses of such firm of chartered accountant shall be borne by DMSL if such firm of chartered accountant’s findings determines that the Net Working Capital Calculation is misstated by 15% or greater and shall otherwise be borne by the Purchaser and MLA. However, DMSL on the one hand and the Purchaser and MLA, on the other hand shall each bear their own costs in presenting their respective cases to the firm of chartered accountants.

(e)

The Purchase Price for the Purchased Assets shall be increased or decreased, as the case may be, dollar-for-dollar, to the extent that the Net Working Capital as at the Closing Date, as determined in accordance with this Section 2.3, is more or less than $(988,000), being the Net Working Capital of the Business as at March 31, 2010. If there is a decrease to the Purchase Price, the amount of such decrease shall be paid by the Vendor to the Purchaser by wire transfer within five (5) Business Days of the final determination of the Net Working Capital Calculation. If there is an increase in the Purchase Price, the Purchaser shall pay the excess amount, if any, to the Vendor by wire transfer within five (5) Business Days of the final determination of the Net Working Capital Calculation. The determination and adjustment of the Purchase Price in accordance with the provisions of this Section 2.3 shall not limit or affect any other rights or causes of action any of the Purchaser, MLA or DMSL may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

(f)

For purposes of this Section 2.3, “Net Working Capital” means (i) the sum of trade accounts receivable, inventory and prepaid expenses less (ii) the sum of accounts payable and accrued payroll and other current liabilities (excluding any Taxes payable other than Taxes respecting the Properties); for greater certainty, Net Working Capital shall be calculated in the same manner and include the same categories of line items as Net Working Capital as at March 31, 2010 which calculation is set out in Schedule 2.3 of the Vendor Disclosure Letter.

2.4       Allocation of the Purchase Price

            The Purchase Price shall be allocated among the Purchased Assets on such basis as the Vendors, the Purchaser and MLA shall agree in writing on or before the Closing Date, and the Vendors, the Purchaser and MLA agree to prepare and file their respective Tax returns in a manner consistent with such allocation.

2.5       Taxes

            DMSL shall charge to and collect from the Purchaser, and the Purchaser shall pay in the currency in which such Tax is to be remitted, any Tax for which the Vendors are charged with a liability to collect and/or remit under any Applicable Law as a consequence of the transaction of purchase and sale under this Agreement, including without limitation any land transfer and value added Tax which may be payable in Mexico or other relevant jurisdictions (hereinafter called “Transfer Tax”) on the sale of the Purchased Assets as an extra amount over and above the Purchase Price but excluding any Tax applicable to income or capital gains received by the Vendors. For greater certainty, any VAT due to be collected by DMSL and paid by the Purchaser or their respective affiliates shall be paid by the Purchaser and its affiliates in Mexican pesos. Any Transfer Tax which the Purchaser is required to pay and the Vendors or the public notary responsible for formalizing the transfer of real property are required to collect in respect of the Purchase Price shall be paid by the Purchaser to DMSL or the public notary as applicable on Closing and shall be held in trust by DMSL for the appropriate taxing authorities and DMSL or the public notary as applicable shall remit any such Transfer Taxes to the appropriate taxing authorities within the prescribed time period. The Parties covenant and agree to cooperate in good faith to claim the benefit of any available exemptions and make any available election to entitle the Purchaser or its designated affiliate in respect of the applicable Purchased Asset(s), as applicable, to receive all available credits or refunds in respect of Transfer Tax or otherwise reduce Transfer Taxes.

2.6       Assumption of Liabilities

(a)

Subject to the terms and conditions hereof, and with the express exception of the Excluded Liabilities, the Purchaser covenants and agrees that, at and after the Closing Time, it will assume, be liable and responsible for and undertake to discharge, perform and fulfill, and each of the Purchaser and MLA, jointly and severally covenants and agrees to indemnify and hold each of the Vendors and their respective affiliates, and each of their respective officers, directors, employees and agents, harmless with respect to all Liabilities, whether arising before, on or after the Closing Date, relating to, arising from or connected with (i) the Purchased Assets; and/or (ii) the ownership, possession or control of, and all Former Activities on, in or under, the Properties, and/or the ownership, possession or control of any other Purchased Assets, including for greater certainty, any circumstance, occurrence, activity, event or state of affairs conducted in, on, or under the Properties by the Purchaser, MLA and/or their respective affiliates, successors and assigns (including successors in title) and their respective directors, officers, employees, agents, contractors, representatives, subcontractors, invitees, and/or other persons where such other persons are carrying on activities with the authority of the Purchaser, MLA and/or their respective affiliates.

(b)

Without limiting the generality of Subsection 2.6(a), for greater certainty, the Purchaser covenants and agrees that at and after the Closing Time it shall assume, be liable and responsible for and undertake to perform, discharge and fulfill all Environmental Liabilities in respect of, related to or arising out of the Properties or the conduct of any Former Activities thereon and all environmental and/or mining rehabilitation and reclamation costs, liabilities and obligations;

(c)

Each of the Purchaser and MLA hereby indemnifies and saves each of the Vendors and their respective affiliates and each of their respective directors, officers, employees and agents harmless of and from all actions, causes of action, suits, claims, demands, grievances, arbitration awards and any costs whatsoever which may be asserted by the Employees, or by any Governmental Authority arising from payment to or Taxes related to the Employees against the Vendors or their affiliates or their respective directors, officers, employees or agents in respect of any substitution of employer, termination of employment or the assignment of rights of any agreement of such Employees by the Purchaser as at and from and after the Closing Time.

(d)

In connection with the assumption of the Assumed Obligations by the Purchaser, the Parties covenant and agree that, at the Closing Time, they will execute and deliver an agreement (the “Assumption Agreement”) respecting the same in a form satisfactory to the parties thereto.

(e)

For clarity, the Vendors specifically acknowledge, covenant and agree that at all times whether prior or subsequent to Closing, they will retain all obligations and liabilities for Excluded Liabilities.

2.7	Non-Assignable Contracts and Permits

(a)

This Agreement and any document delivered hereunder shall not constitute an assignment or an attempted assignment of any Contract, Temporary Occupancy Agreement, Personal Property Lease, Real Property Lease, the Transferable Permits or Warranty Right contemplated to be assigned to the Purchaser hereunder and:

		(i)	not assignable without the consent of a third party if such consent has not been obtained and such assignment or attempted assignment would constitute a breach thereof; or

		(ii)	in respect of which the remedies for the enforcement thereof available to the applicable Vendor would not pass to the Purchaser.

(b)

DMSL shall use its commercially reasonable efforts, and shall cause the other Vendors and all affiliates as applicable to use their commercially reasonable efforts, to obtain such consents of third parties as may be necessary for the assignment of the Contracts, the Temporary Occupancy Agreements, Personal Property Leases, the Real Property Leases, the Transferable Permits, the Water Concessions and the Warranty Rights provided that neither DMSL nor any of the other Vendors shall be obliged to make any payments to such third parties in addition to those required to be made thereunder in order to obtain such consents, unless the Purchaser reimburses DMSL and the Vendors for such payments at the time such payments are made. To the extent that any of the foregoing items are not assignable by the terms thereof or, subject to Section 6.10, where consents to the assignment thereof cannot be obtained as herein provided, DMSL shall continue to perform all covenants and of its obligations thereunder as a service to the Purchaser in accordance with the Transition Services Agreement or, if so agreed between the Purchaser and DMSL, and where and to the extent permissible pursuant to Applicable Law, DMSL and the other Vendors and their affiliates shall hold all such items in trust for the Purchaser and the covenants and obligations thereunder shall be performed by the Purchaser in the name of DMSL and the other Vendors.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.1     Representations and Warranties – DMSL

            DMSL represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Assets:

(a)	Existence. Each of the Vendors is a corporation existing under the laws of Mexico in good standing, and is an indirect wholly-owned subsidiary of Goldcorp.

(b)

Corporate Capacity. Each of the Vendors has the corporate power and capacity to own the Purchased Assets owned by it and DMSL has the corporate power and capacity to execute and deliver this Agreement and each of the Closing Documents to which it is a party and to perform its obligations hereunder.

(c)

Authorization. This Agreement has been duly authorized, executed and delivered by it and is a legal, valid and binding obligation of it, enforceable by the Purchaser and MLA against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. No proceedings have been taken or authorized by DMSL or any Vendor with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of DMSL or any Vendor.

(d)	No Conflict. The execution and delivery of this Agreement by it and the consummation by it and each other Vendor of the transactions contemplated hereby will not violate or result in a breach of:

	(i)	any provision of the constating documents or any resolution of the board of directors (or any committee thereof) or any resolution of the shareholders of any Vendor;

	(ii)	any Applicable Law to which any Vendor is subject;

	(iii)	any Order having jurisdiction over any Vendor; or

	(iv)	any provision of any material contract, agreement or other instrument to which any Vendor is a party.

or otherwise result in the creation or imposition of any Encumbrance on the Purchased Assets, other than a Permitted Encumbrance, or restrict hinder, impair or limit the ability of the Purchaser to conduct the Business as and where it are now being conducted.

(e)

Rights. Other than as disclosed in the Vendor Disclosure Letter with respect to the Contested Real Property, and the Contested Temporary Occupancy Agreement, and subject to the disclosure set out in Schedule 1.1(aaaa) to the Vendor Disclosure Letter with respect to the Owned Real Property, no Person has any agreement or option or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement for the purchase or other acquisition from any Vendor of its respective interest in the Purchased Assets or any part thereof.

(f)

No Finder’s Fee. No Vendor has entered into any agreements that would result in a finder’s fee, commission or other similar fee payable by the Purchaser or MLA in connection with the purchase and sale of the Purchased Assets.

(g)

Right and Title to Assets. Except as disclosed in Schedule 3.1(g) with respect to the Contested Real Property, and other than in respect of the Owned Real Property, each of the Vendors is the beneficial owner of the Purchased Assets identified in Schedule 3.1(g) to the Vendor Disclosure Letter. Except as disclosed in Schedule 3.1(g) with respect to the Contested Real Property, and except with respect to the Owned Real Property, the Vendors in the aggregate are the legal and beneficial owners of all of the Purchased Assets and the Purchased Assets are free and clear of all Encumbrances other than Permitted Encumbrances. With respect to the Owned Real Property, MSL and Maderera are the legal and beneficial owners of the Owned Real Property free and clear of all Encumbrances, other than Permitted Encumbrances, subject to the disclosure set out in Schedule 1.1(aaaa) of the Vendor Disclosure Letter, and except as disclosed in Schedule 3.1(g) of the Vendor Disclosure Letter with respect to the Contested Real Property, which Owned Real Property is sufficient to allow the Business to be carried on substantially in the ordinary course in the manner the Business has been conducted during the eighteen (18) months preceding the Closing Date. With respect to the Contested Real Property, the reduction or loss of the Contested Real Property as a result of the current legal proceeding over the Contested Real Property will not materially and adversely impact on the ability of the Purchaser to operate the Business substantially in the ordinary course in the manner the Business has been conducted during the eighteen (18) months preceding the Closing Date.

(h)	Real Property and Mining Rights.

(i)

The Concessions, the Owned Real Property (subject to the disclosure in Schedule 1.1(aaaa) to the Vendor Disclosure Letter), the Real Property Leases and the Temporary Occupancy Agreements comprise all of the material rights in real property owned or used by the Vendors in respect of the Business and the Ventanas Project; and

(ii)

The Concessions, the Real Property Leases and the Temporary Occupancy Agreements and the Owned Real Property are in existence in accordance with the terms thereof and, other than as set out in Schedules 1.1(aaaa) and 3.1(h)(ii) of the Vendor Disclosure Letter, are in good standing in all material respects with respect to the performance of all material obligations required under Applicable Laws.

(i)

Contracts. Other than the Contracts, the Personal Property Leases or the Real Property Leases, no Vendor is a party to any contract relating to the Business or the Purchased Assets having an aggregate contractual value or liability of $100,000 or greater, or which is otherwise material to the conduct of the Business. None of the Vendors is in default under any of the Contracts, the Personal Property Leases or the Real Property Leases or the Transferable Permits and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any material Contract, Personal Property Lease or Real Property Lease or Transferable Permit to which DMSL or a Vendor is a party or by which it is bound which would have a Material Adverse Effect on the Business. To the knowledge of DMSL, there is no breach or default by any other party to any of the Contracts, Personal Property Leases or Real Property Leases except for such matters as have been disclosed in Schedule 1.1(cc) of the Vendor Disclosure Letter. There are no current or pending negotiations with respect to the renewal, termination or amendment of any such material Contracts, Real Property Lease or Personal Property Lease or any Transferable Permit. The Vendors are, and at all times have been, in material compliance with all Transferable Permits and all other Applicable Laws in respect of or applicable to the Vendors, the Purchased Assets and the Business, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on the Business.

(j)	Absence of Changes. Since December 31, 2009:

	(i)	the Business has been conducted in the ordinary course; and

(ii)

there has not been any change in the condition of the Purchased Assets, other than changes in the ordinary course of business and such changes have not, either individually or in the aggregate, had a material adverse effect on the financial condition of the Business.

(k)

Litigation. There are no material Legal Proceedings or Orders outstanding, or to the knowledge of DMSL, pending or threatened, relating to the Business or the sale of the Purchased Assets which could have a Material Adverse Effect.

(l)

Employees. All of the employees currently employed by the Vendors and their affiliates exclusively in connection with the Business, other than the current controller of San Dimas, Ignacio Sanchez who will remain an employee of the Vendor on Closing, are set out in Schedule 3.1(l) of the Vendor Disclosure Letter (the “Employees”). Schedule 3.1(l) of the Vendor Disclosure Letter sets forth (i) the title of each Employee together with the location of his/her employment; (ii) the date each Employee was hired by the Vendor or its affiliate; (iii) the rate of annual remuneration of each Employee as at the date hereof or, with respect to unionized employees, the rate of hourly pay and any bonuses paid since January 1, 2009; (iv) particulars of all other material terms and conditions of employment or engagement of such Employees, including benefits and positions held; and (v) all accrued vacation, overtime and sick leave for each Employee in each case as at May 30, 2010.

(m)

Union Contracts. Other than as set out in Schedule 3.1(m) of the Vendor Disclosure Letter, no Vendor or affiliate of any Vendor is a party to any collective agreement (the “Collective Agreements”) or letter or agreement of understanding with any labour union or employee association or made any commitments to or conducted any negotiations with any labour union or employee association with respect to any future collective agreements.

(n)

Contractual and Regulatory Approvals. Except as specified in Schedule 3.1(n) of the Vendor Disclosure Letter, no Vendor is under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licenses, certifications, authorizations or approvals of, or notifications to, any Governmental Authority are required to be obtained by any Vendor:

(i)	to avoid the loss of any San Dimas Permit or any Concession;

(ii)	in order to maintain any material Contract in good standing;

(iii)	in order that the Purchaser may carry on the Business in the ordinary course and in all material respects in the same manner as presently conducted; or

(iv)	to authorize the execution, delivery or performance of this Agreement or the completion of any of the Transactions,

(collectively the “Vendor Consents”).

(o)

Employee Plans. Schedule 3.1(o) of the Vendor Disclosure Letter identifies each material retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit that is maintained or otherwise contributed to, or required to be contributed to, by the Vendors and their affiliates for the benefit of employees or former employees employed in the Business (the “Employee Plans”) and a true and complete copy of each Employee Plan has been furnished to the Purchaser. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(p)

Purchased Assets. Other than as set out in Schedule 3.1(p) of the Vendor Disclosure Letter, the Purchased Assets are all the assets required to carry on the Business in all material respects as the Business has been conducted prior to the Closing Date.

(q)

Financial Statements. The Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods indicated and, to the knowledge of the DMSL, present fairly the financial condition, the assets and liabilities and results of operations and cash flow of the Business as at the date thereof and for the periods indicated thereon. Since December 31, 2009, there has been no change in the financial condition, assets, liabilities or business of the Business other than changes in the ordinary course of business that neither individually nor in the aggregate would have a material adverse effect on the financial condition of the Business.

(r)

Environmental Liabilities. To the knowledge of DMSL, the Vendors have not in the past three years received a notice in writing from any Governmental Authority in respect of the violation of any Environmental Law in connection with the operation of the Business or the Purchased Assets or with any of the Properties which could reasonably be expected to give rise to any Material Adverse Effect.

3.2       Representations and Warranties of the Purchaser and MLA

            The Purchaser and MLA jointly and severally represent and warrant to DMSL as follows and acknowledge that DMSL is relying upon such representations and warranties in entering into this Agreement:

(a)

Corporate Existence and Capacity. The Purchaser is a corporation existing under the laws of Mexico, and MLA is a corporation existing under the laws of the Province of British Columbia, and each of the Purchaser and MLA has the corporate power and capacity to execute and deliver this Agreement and each of the Closing Documents to which it is a party and perform its obligations hereunder.

(b)

Authorization. This Agreement has been duly authorized, executed and delivered by each of MLA and the Purchaser and is a legal, valid and binding obligation of each of MLA and the Purchaser, enforceable by DMSL against MLA and the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction, and no other corporate proceedings or approvals on the part of MLA and the Purchaser are necessary to authorize this Agreement.

(c)

No Conflict. The execution and delivery of this Agreement by MLA and the Purchaser and the consummation by MLA and the Purchaser of the transactions contemplated hereby will not violate or result in a breach of:

(i)	any provision of the constating documents or any resolution of the board of directors (or any committee thereof) or any resolution of the shareholders of the Purchaser or MLA;

(ii)	any Applicable Law to which the Purchaser or MLA is subject;

(iii)	any Order having jurisdiction over the Purchaser or MLA; or

(iv)	any provision of any contract, agreement or other instrument to which the Purchaser or MLA is a party.

(d)

Contractual and Regulatory Approvals. Except as specified in Schedule 3.2(d) of the Purchaser Disclosure Letter, neither the Purchaser nor MLA is under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licenses, certifications, authorizations or approvals of, or notifications to, any Governmental Authority are required to be obtained by the Purchaser or MLA in connection with the execution, delivery or performance by the Purchaser or MLA of this Agreement or the completion of any of the transactions contemplated herein (“Purchaser Consents”).

(e)

Authorized and Issued Share Capital. As at the date of this Agreement, the authorized capital of MLA consists of an unlimited number of MLA Shares, of which 62,259,617 are issued and outstanding. Set out as Schedule 3.2(e) of the Purchaser Disclosure Letter is a true and complete list of all issued and outstanding Equity Securities of MLA.

(f)

Issuance of Payment Shares. The issuance of the Payment Shares has been duly authorized by all required corporate action of the Purchaser and at the time of issuance, the Payment Shares will be validly issued and outstanding as fully paid and non-assessable free and clear of any encumbrances.

(g)

No Proceedings. There are no Legal Proceedings or Orders outstanding against the Purchaser or MLA, and to the knowledge of the Purchaser or MLA, except for the threatened claim by Alamos Gold Inc., there are no Legal Proceedings or governmental investigations pending or threatened against the Purchaser or MLA.

(h)

No Material Indebtedness or Liabilities. Neither the Purchaser nor MLA has any material indebtedness or Liabilities other than as contemplated pursuant to this Agreement or incurred in connection with the consummation of the transactions set out herein.

(i)	Assets. MLA does not have any material assets other than as disclosed on the balance sheet of MLA as at March 31, 2010, as included in the unaudited interim financial statements of MLA filed on SEDAR.

(j)

No Finder’s Fee. Neither the Purchaser nor MLA has entered into any agreements that would result in a finder’s fee, commission or other similar fee payable by the Vendors in connection with the purchase and sale of the San Dimas Assets.

(k)

Disclosure. The prospectus in respect of the MLA Financing constitutes full, true and plain disclosure of all material facts relating to the Payment Shares and MLA as required under Canadian Securities Laws.

(l)	Reporting Issuer. MLA is a reporting issuer under Canadian Securities Laws and is not in default thereof.

(m)	Trading. The MLA Shares are listed and posted for trading on the TSXV and MLA is not in default and is in full compliance with the policies, rules and regulations of the TSXV.

(n)

Absence of Changes. Since the date of the preliminary prospectus issued in connection with the MLA Financing, there has been no material change to the information contained in such prospectus with respect to the Purchaser or MLA other than has been publically disclosed.

3.3	Survival of Representations and Warranties of DMSL

(a)

Except as provided in Subsection 3.3(c), all representations and warranties made by DMSL in this Agreement shall survive for a period of eighteen (18) months from the Closing Date. After such period, DMSL shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims properly made under them within such period.

(b)

All representations and warranties by or on behalf of the Vendors related to ownership of or title to any of the Purchased Assets shall survive for a period of three (3) years following the Closing Date.

(c)

All covenants of DMSL contained herein shall survive the Closing for the time periods specified with respect to each such covenant and where no time period is specified, shall survive Closing without limitation as to time period. Any claim in respect of a breach of a covenant must be made during or prior to the date which is eighteen (18) months following the termination of the obligations under such covenant and thereafter DMSL shall have no further liability hereunder with respect to such covenants except for Claims properly made in respect thereof within such period.

3.4	Survival of Representations, Warranties and Covenants of Purchaser and MLA

(a)

All representations and warranties made by the Purchaser and MLA in this Agreement shall survive for a period of eighteen (18) months from the Closing Date. After such period, the Purchaser and MLA shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims properly made under them within such period.

(b)

All covenants of the Purchaser and MLA contained herein shall survive the Closing for the time periods specified with respect to each such covenant and where no time period is specified, shall survive Closing without limitation as to time period. For greater certainty the covenant contained in Section 2.6 shall survive without limitation as to time. Any claim in respect of a breach of a covenant must be made during or prior to the date which is eighteen (18) months following the termination of the obligations under such covenant and thereafter the Purchaser and MLA shall have no further liability hereunder with respect to such covenants except for Claims properly made in respect thereof within such period.

ARTICLE 4 - EMPLOYEES

4.1	Employees

(a)

Non-Union Employees. On the Closing Date, the Purchaser or its designee and the applicable Vendors and their affiliates shall enter into an employer substitution agreement whereby all non-union Employees shall become employees of the Purchaser or its designated affiliates on terms and conditions which are equivalent to those upon which such Persons are presently employed by the applicable Vendor or its affiliates, including with respect to salary, benefits, vacation entitlement, bonus entitlement and any other compensation. The Purchaser or its designee shall accord to such employees the service credits and seniority accumulated by such employees while in the employment of the applicable Vendor or affiliate.

(b)

Union Employees. As of the Closing Date, the applicable Vendor or affiliate and the Purchaser or its affiliate shall enter into an assignment agreement whereby the Purchaser or its affiliate shall assume all obligations of the Vendors and their affiliates under all the Collective Agreements, which assignment agreement shall provide an indemnity to the Vendors and the affiliates guaranteed by MLA.

(c)

Contract Employees. As of the Closing Date, the applicable Vendor or affiliate shall assign to the Purchaser or its designated affiliate and the Purchaser or designated affiliate shall assume all rights and obligations under the services contract with La Roca Minería y Administración, S.A. de C.V. dated January 2, 2007, and shall indemnify and save harmless the Vendors and their affiliates, which indemnity shall be guaranteed by MLA.

ARTICLE 5 - CONDITIONS PRECEDENT

5.1       Conditions of Closing in Favour of Purchaser

            The Purchaser and MLA shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 5.1 has been satisfied in full at or before the Closing Time (each of such conditions precedent is for the exclusive benefit of the Purchaser and MLA and the Purchaser and MLA may waive any of them in whole or in part in writing):

(a)

no Material Adverse Effect on the operation of the Business or the Ventanas Project shall have occurred prior to the Closing Time and all Purchased Assets shall be in the legal possession and/or control of the Vendors at the Closing Time;

(b)	at the Closing Time:

(i)

each of the representations and warranties of DMSL contained in this Agreement and any Closing Documents shall be true, complete and accurate in all material respects as and when made and at and as of the Closing Time as though such representations and warranties were made at and as of the Closing Time;

(ii) all obligations, agreements and covenants of DMSL to be completed prior to the Closing Time shall have been performed or completed by DMSL;

(iii)

there shall not be pending any Legal Proceeding against any of the Vendors, the Purchaser or MLA brought by any Governmental Authority or any other Person that seeks to restrain, materially modify or invalidate the transactions contemplated by this Agreement and no Order that would prohibit, materially modify or restrain such transactions shall be in effect; and

(iv)

DMSL shall have delivered to the Purchaser a certificate dated as of the Closing Date signed by an officer of DMSL in respect of the matters set out in this Subsection 5.1(b), other than in respect of Clause 5.1(b)(iii) as it relates to the Purchaser and MLA;

(c)

the Purchaser shall have received the Closing Documents required to be delivered by the Vendors to the Purchaser pursuant to Section 7.2 in form and substance satisfactory to the Purchaser and its counsel, acting reasonably;

(d)	MLA shall have completed the MLA Financing;

(e)	the completion of the Transactions, including issuance of the Payment Shares, by the Purchaser will have been approved by the TSXV;

(f)

all Vendor Consents listed in Part B of Schedule 3.1(n) other than those consents which the Parties have agreed are to be received post closing, shall have been obtained, made or waived, provided however, that this condition precedent shall be deemed to be satisfied in respect of the Vendor Consents which are noted in part B of Schedule 3.1(n) as being subject to Section 6.10 if DMSL and the Purchaser have satisfied their obligations under Section 6.10 and Purchaser Consents including the approval of the Mexican Federal Competition (Anti-Trust) Commission, other than those consents which the Parties have agreed are to be received post closing, shall have been obtained, made or waived;

(g)

the closing of the transaction which is the subject of the STB Share Purchase Agreement shall have been completed in escrow with the only condition precedent remaining to be satisfied being the Closing;

(h)

all documents and agreements to be delivered and executed pursuant to the Consent Agreement shall have been delivered in escrow subject only to release from escrow of the proceeds of the MLA Financing, the completion of the Closing and the closing under the STB Share Purchase Agreement;

(i)	all conditions to closing under the Consent Agreement and STB Share Purchase Agreement shall have been satisfied or waived by the party entitled to the benefit thereto;

(j)

if the VAT is payable on Closing, the Purchaser shall have arranged for loan proceeds in the amount of the VAT payable and, if payment of the VAT may be deferred to a date following the Closing Date the Purchaser shall have entered into loan arrangements which shall be sufficient to satisfy the VAT obligation, satisfactory to the Purchaser and the Vendors for the advancement of such proceeds; and

(k)

the Purchaser shall have obtained such explosive permits as are necessary to enable the Purchaser to carry on the Business substantially in the manner conducted by the Vendors in the eighteen (18) month period prior to the Closing Date or shall have entered into such other arrangements as shall enable it to carry on the activities contemplated by such explosive permits in accordance with Applicable Laws, as are satisfactory to DMSL and the Purchaser, acting reasonably.

5.2       Conditions of Closing in Favour of DMSL

            DMSL shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 5.2 have been satisfied in full at or before the Closing Time (each of such conditions precedent is for the exclusive benefit of DMSL and DMSL may waive any of them in whole or in part in writing):

(a)	at the Closing Time:

(i)

each of the representations and warranties of Purchaser and MLA contained in this Agreement and the Closing Documents shall be true, complete and accurate in all material respects as and when made and at and as of the Closing Time as though such representations and warranties were made at and as of the Closing Time;

(ii)	all obligations, agreements and covenants of the Purchaser and MLA to be completed prior to the Closing Time shall have been performed or completed by the Purchaser and MLA; and

(iii)

there shall not be pending any Legal Proceeding against any of the Vendors, the Purchaser or MLA brought by any Governmental Authority or any other Person that seeks to restrain, materially modify or invalidate the transactions contemplated by this Agreement and no Order that would prohibit, materially modify or restrain such transactions shall be in effect;

(iv)

the Purchaser and MLA shall have delivered to the Vendors a certificate dated as of the Closing Date signed by an officer of each of the Purchaser and MLA in respect of the matters set out in this Subsection 5.2(a) other than in respect of Clause 5.2(a)(iii) as it relates to any of the Vendors;

(b)	MLA shall have completed the MLA Financing;

(c)

DMSL shall have received the Closing Documents required to be delivered by the Purchaser and MLA to DMSL pursuant to Section 7.3 in form and substance satisfactory to DMSL and its counsel, acting reasonably;

(d)

no order ceasing or suspending trading in any Equity Securities of MLA shall have been issued by any Governmental Authority and no proceedings for such purpose should be, to the knowledge of MLA, pending or threatened;

(e)

the Vendors shall have been provided with evidence of TSXV approval (or conditional approval) of the completion of the Transactions, including issuance of the Payment Shares and the Conversion Shares, and of TSXV and TSX approval of listing and posting for trading on the TSXV and TSX, as applicable, of such shares, subject only to satisfaction by MLA of customary post-closing conditions imposed by the TSXV or the TSX, as applicable, in similar circumstances;

(f)	the prospectus relating to the MLA Financing shall have qualified for distribution the Payment Shares;

(g)

all Vendor Consents listed in Part B of Schedule 3.1(n) other than those consents which the Parties have agreed are to be received post closing, shall have been obtained, made or waived, provided however, that this condition precedent shall be deemed to be satisfied in respect of the Vendor Consents which are noted in part B of Schedule 3.1(n) as being subject to Section 6.10 if DMSL and the Purchaser have satisfied their obligations under Section 6.10 and Purchaser Consents including the approval of the Mexican Federal Competition (Anti-Trust) Commission, other than those consents which the Parties have agreed are to be received post closing, shall have been obtained, made or waived;

(h)	the closing of the transaction which is the subject of the STB Share Purchase Agreement shall have been completed in escrow with the only condition precedent remaining to be satisfied be the Closing;

(i)	all conditions to closing under the Consent Agreement and STB Share Purchase Agreement shall have been satisfied or waived by the party entitled to the benefit thereto;

(j)

if the VAT is payable on Closing, the Purchaser shall have arranged for loan proceeds in the amount of the VAT payable and, if payment of the VAT may be deferred to a date following the Closing Date, the Purchaser shall have entered into loan arrangements which shall be sufficient to satisfy the VAT obligations satisfactory to the Purchaser and the Vendors for the advancement of such proceeds;

(k)

all documents and agreements to be delivered and executed pursuant to the Consent Agreement shall have been delivered in escrow subject only to the release from escrow of the proceeds of the MLA Financing, the completion of the Closing and the closing under the STB Share Purchase Agreement; and

(l)

the Purchaser shall have obtained such explosive permits as are necessary to enable the Purchaser to carry on the Business substantially in the manner conducted by the Vendors in the eighteen (18) month period prior to the Closing Date or shall have entered into such other arrangements as shall enable it to carry on the activities contemplated by such explosive permits in accordance with Applicable Laws, as are satisfactory to DMSL and the Purchaser, acting reasonably.

ARTICLE 6 - PRE-CLOSING AND POST-CLOSING COVENANTS OF THE PARTIES

6.1       Obligations of DMSL

            DMSL covenants with the Purchaser and MLA that, throughout the Interim Period and following the Closing as applicable, unless specifically agreed to in writing by the Purchaser, DMSL will and will cause the other Vendors and, as applicable, all their respective affiliates to:

(a)

Conduct of Business. Continue to conduct the San Dimas Operations and the Ventanas Project in the ordinary course consistent with past practices including without limitation in respect of the compensation, hiring and termination of employees;

(b)

Protection of Purchased Assets. Use their reasonable commercial efforts to protect and preserve the Purchased Assets in the ordinary and usual course consistent with prudent business practice and to maintain in full force and effect any and all policies of insurance held by the Vendors in that regard;

(c)	VAT Loan. Use commercially reasonable efforts to assist the Purchaser in borrowing sufficient funds to satisfy the Transfer Taxes payable in connection with the transfer of the Purchased Assets.

(d)

Retention of Records. The Vendors agree that from and after the date of this Agreement and following the Closing, they shall preserve and maintain and shall cause their affiliates to preserve and maintain all records (whether or not recorded on computer or computer related media) in the possession or control of any of the Vendors relating to the Assumed Obligations or the Purchased Assets which are not included in the Books and Records and which, but for the transaction of sale and purchase contemplated under this Agreement they would be required by Applicable Laws to maintain the greater of (i) three (3) years from the Closing Date and (ii) as applicable, the time required by Applicable Laws (the “Retained Records”).

(e)

Access to Records. From and after the date of this Agreement and following the Closing the Vendors and their affiliates, as the case may be, shall preserve and maintain the Retained Records as required by Section 6.1(d) and, upon request by the Purchaser provide the Purchaser and its authorized agents reasonable access to all Retained Records as may be reasonably required by the Purchaser in connection with any obligation, Liabilities, Claim, Encumbrance, Environmental Liabilities, Taxes, Order, Legal Proceedings, investigation or other proceeding related to any matter or circumstance associated with the Business existing or arising before the Closing (“Authorized Purpose”).

(f)	Access to Information. The obligation of the Vendors and their affiliates to provide reasonable access to the Retained Records shall be subject to the following:

(i)

the Purchaser shall provide forty-eight (48) hours’ prior written notice to the Vendors of the nature of the information to which it wishes to have access and of the times at which it wishes to have such access;

(ii) the timing and frequency of such access shall not, in the reasonable opinion of the Vendors, cause significant disruption to the ordinary conduct of the business or affairs of the Vendors; and

(iii) the Vendors shall be entitled, at their option, to have a representative of the Vendors accompany any representative of the Purchaser who is given access to the information.

(g)	Copies of Retained Records. The Purchaser shall be entitled, at its cost, to make copies of any Retained Records as may be reasonably required for an Authorized Purpose.

(h)

Insurance Claims. If any of the Purchased Assets has suffered any loss, damage or destruction in respect of tangible assets and has not been fully repaired, restored or replaced and for which the Vendors have filed or are entitled to file an insurance claim, the Vendors will take all commercially reasonable steps to pursue compensation under the applicable insurance policies and will remit to the Purchaser the proceeds of any insurance compensation paid in respect of such loss, damage or destruction after the Closing, excluding, for greater certainty, any proceeds related to or in connection with a claim by DMSL in connection with a rock collapse incident at the Hydroelectric Project.

(i)

Plan Assets. The Parties acknowledge and agree that on the Closing Date, the Vendors shall transfer to the Purchaser all monies and cash equivalents, and the Purchaser shall assume all Liability, in respect of Plan Assets that are held in trust by or on behalf of any of the Vendors as at the Closing Time in respect of (i) the Employee pension plan, (ii) the Employee seniority premiums, (iii) the Employee savings fund held by ING Insurance, and (iv) the Employee savings plan, corresponding to the San Dimas Employees, and such Plan Assets will form part of the Purchased Assets. The Vendors will not fund and will not be required to fund any shortfall or any accrual amount that may exist in connection with the Plan Assets whether arising under Applicable Law or the terms of the applicable Plan Asset as at the Closing Time. DMSL shall further cause the Vendors to do, or cause to be done, anything necessary in order to transfer to the Purchaser, upon receipt from the Purchaser of written notice that the applicable account or accounts and other arrangements necessary in order to establish the Plan Assets by the Purchaser are in place, all monies and cash equivalents held in trust by or on behalf of such Vendors. DMSL will cause the Vendors to do anything reasonably necessary or desirable, both before and after the Closing Date, to give effect to the agreements set out in this Subsection 6.1(i). Each of the Purchaser and DMSL will cooperate and act in good faith in order to effect the transfer of the Plan Assets and the assumption by the Purchaser of the Liabilities associated therewith in the manner herein provided in an efficient and seamless manner.

(j)

Contested Real Property. Prior to the Closing Date, DMSL will take, and will cause the Vendors to take, all commercially reasonable efforts, at the expense of the Vendors, to restore legal and beneficial title to the Contested Real Property to the Vendors, including appealing the decision of the Civil Court pursuant to which title to the Contested Real Property was awarded to Ejido Guarisamey. Following the Closing Date, DMSL shall provide and shall cause the Vendors to provide access to all information and records reasonably requested by the Purchaser to pursue such action to cause legal and beneficial title to such property to be issued to the Purchaser. In addition and if reasonably required by the Purchaser, DMSL and the relevant Vendor shall grant limited powers of attorney to the representatives of the Purchaser to defend or pursue any right derived or connected to the Contested Real Property, including any right that may have been retained by the Vendors after the Closing Date.

(k)

Contested Temporary Occupancy Agreement. Prior to the Closing Date, DMSL will take, and will cause the Vendors to take, all commercially reasonable efforts, at the expense of the Vendors, to defend the action brought in the Tribunal Agrario by Ejido San Dimas that attempts to invalidate the Contested Occupancy Agreement. Following the Closing Date, DMSL shall provide and shall cause the Vendors to provide such reasonable information as the Purchaser may require in connection with such action to enable the Purchaser to continue the defense of such action in the place and stead of the Vendors. In addition, DMSL shall provide and shall cause the Vendors to provide limited powers of attorney in favour of the representatives of the Purchaser in order to enable the Purchaser to continue the defence of such action.

6.2       Third Party Authorizations and Injunctions

            Each Party hereto shall use its commercially reasonable efforts to obtain all Vendor Consents and Purchaser Consents, (including, without limitation, in the case of the Purchaser, approval of the Mexican Federal Competition (Anti-Trust) Commission and approval of the TSXV for the issuance of the Payment Shares and the listing and posting for trading of the Payment Shares on the TSXV) in connection with the execution and delivery of, and the performance of its obligations pursuant to, this Agreement and shall cooperate fully with the other Party in promptly seeking to obtain all Vendor Consents and Purchaser Consents, including by furnishing to the other Parties such information and assistance as such Parties may reasonably request in order to prepare any filings, submissions or notices to be made or given by the other Party. Each Party hereto shall use its commercially reasonable efforts not to take any action that would have the effect of delaying, impairing or impeding the receipt of any Vendor Consents and Purchaser Consents or the satisfaction of any condition set forth in Article 5. In addition, the Parties shall use reasonable commercial efforts to cause and facilitate the prompt satisfaction of all conditions set forth in Article 5.

6.3       Obligations of the Purchaser and MLA

            Except as otherwise contemplated or permitted by this Agreement, each of MLA and the Purchaser, as applicable, covenant and agree that during the Interim Period:

(a)

without the prior written consent of DMSL, no Equity Securities of MLA shall be issued, other than as contemplated in Schedule 6.3 of the Purchaser Disclosure Letter or pursuant to the exercise, conversion or exchange for MLA Shares of Equity Securities outstanding as of the date of this Agreement, and none of the terms of any Equity Securities of MLA that are outstanding as of the date hereof shall be amended. Notwithstanding the foregoing, MLA shall be entitled to issue Equity Securities:

	(i)	to its directors, officers or employees under its equity-based compensation plans or agreements;

(ii)

in connection with financings in an amount not to exceed $2 million which are required for MLA’s ongoing operations and/or the costs or expenses related to the completion of the MLA Financing or the Transactions;

(iii)

to Alamos Gold in an amount not to exceed $12 million at the price per unit of MLA Shares and share purchase warrants to be issued in connection with the MLA Financing, provided that such MLA Shares and share purchase warrants will only be issued on completion of the Transactions;

(iv)	in connection with the payment to Canaccord Genuity Corp. of a success fee payable in connection with the completion of the Transactions in an amount not to exceed 1.25% of the Purchase Price.

(b)

to use its commercially reasonable efforts to take all such required and necessary steps to complete the MLA Financing by the Outside Date and to have the Payment Shares approved for listing on the TSXV;

(c)	to qualify for distribution the Payment Shares under the prospectus relating to the MLA Financing; and

(d)

to provide DMSL with current drafts and any final copies, as soon as they become available, of the prospectus to be issued in connection with the MLA Financing and of any and every other disclosure document proposed to be issued by the Purchaser or MLA in connection with the Transactions, to provide DMSL with a reasonable time to review such documents and to inform DMSL promptly of any communication or request from any Governmental Authority relating to the MLA Financing or the Transactions. Subject to DMSL’s review and approval of the final form of any such documents, DMSL hereby consents to the inclusion by the Purchaser and MLA in the prospectus and such other disclosure documents, the text of such documents relating to Goldcorp and its affiliates, as reviewed and approved by DMSL. Notwithstanding the foregoing, the Vendors and their affiliates shall bear no responsibility for the form or content of the prospectus and such other disclosure documents.

6.4       Filings with Governmental Authorities

            On or prior to the Financing Date, MLA shall use commercially reasonable efforts to make or cause to be made all filings, notices or requests for consent or approval required to be given or made to any Governmental Authority in connection with the completion of the MLA Financing. Each Party shall furnish to the other Parties such Confidential Information and assistance as it may reasonably request in order to prepare any filings or submissions or notices to be made or given by another Party.

6.5	Additional Agreements

	(a)	As of the Closing Date, the Parties shall enter into a transition services agreement (the “Transition Services Agreement”) in the form set out as Schedule 6.5(a);

(b)

As of the Closing Date, the Parties shall enter into one or more lease agreements (the “Lease Agreements”) in respect of the aircraft landing strip and the aircraft maintenance shop (the “Leased Premises”) forming part of the Purchased Assets which shall provide, among other things, that the Purchaser will provide to DMSL and its affiliates, at no charge to DMSL and its affiliates, the non-exclusive use and access of the Leased Premises and that all maintenance, operating costs, utilities, and insurance of the Leased Premises shall be apportioned between the Parties in an equitable manner based on mutually acceptable terms to be agreed;

(c)

As of the Closing Date, the Parties shall enter in an acquisition agreement in respect of the acquisition by the Purchaser or its designate of the Aircraft for a purchase price of $2,394,000, plus exigible Taxes (the “Aircraft Purchase Agreement”) at a date in the future to be determined;

(d)

As of the Closing Date, the Parties shall enter in an agreement (the “Owned Real Property Agreement”) with SWC which shall provide for the transfer by the Vendors to the Purchaser of all of the right, title and interest of the Vendors in the Owned Real Property as at the Closing Date and shall provide, among other things, that the Vendors shall use their reasonable commercial efforts to assist the Purchaser in remedying any defects in the Vendors’ chain of title to the Owned Real Property in order to enable the Purchaser to obtain registered legal title to the Owned Real Property; and

(e)

During the six (6) month period following the Closing Date, DMSL and it affiliates shall in good faith and using reasonable commercial efforts, work with the Purchaser to obtain the required consents to transfer the Temporary Occupancy Agreements (other than the Contested Temporary Occupancy Agreement), or to facilitate the entering into of new temporary occupancy agreements between the Purchaser and the relevant ejidos, provided that DMSL and its affiliates shall not have to make any payments to ejidos in respect thereof nor shall DMSL or its affiliates be required to incur any material out-of-pocket expenses; and

(f)

During the three (3) month period following the Closing Date, DMSL and its affiliates shall, in good faith and using reasonable commercial efforts, work with the Purchaser to complete the transfer of the Transferable Permits, provided that DMSL and its affiliates shall not be required to incur any material out-of-pocket expenses.

6.6       Actions to Satisfy Closing Conditions

            Each Party shall take all such reasonable action as is within its power to control, and shall use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, with a view to achieving compliance with all conditions set forth in Article 5 which are for the benefit of the other Party. The Parties will co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

6.7       Transfer of rights to “Luismin” Name

            DMSL shall on or prior to the Closing Date cause any of its affiliates using the name “Luismin” to change their corporate name to a name not including the term “Luismin”. On the Closing Date, DMSL shall cause its affiliates to deliver all transfer documentation required to transfer all such affiliates’ right, title and interest in and to the name “Luismin” and shall cause such affiliates to as soon as practicable post closing and use commercially reasonable efforts to remove or cause the removal of the “Luismin” name from all exterior signage and to cease the use of the name “Luismin” in connection with their respective operations, including on letterhead and other stationary, email signature blocks, cheques and other similar items provided that each of such affiliates shall be entitled to use existing inventory of letterhead, cheques and similar items for a period following the Closing Date, not to exceed twenty-four (24) months.

6.8       Data Access

(a)

Retention of Records. The Purchaser and MLA agree that from and after the Closing Date, they shall preserve and maintain and shall cause their affiliates to preserve and maintain all Books and Records transferred to the Purchaser at Closing as is required by Applicable Laws from time to time and, subject thereto, on a basis consistent with ordinary and business-like practice in the mining industry and, in any event, for at least three (3) years from the Closing Date.

(b)

Access to Records. From and after the Closing Date for so long as the Purchaser and/or MLA preserve and maintain the Books and Records, the Purchaser and/or MLA and their affiliates, as the case may be, shall provide the Vendors reasonable access to all Books and Records in respect of any period prior to the Closing Date.

(c)	Access to Information. The Purchaser and MLA and their affiliates’ obligation to provide reasonable access to the Information shall be subject to the following:

(i)

the applicable Vendor shall provide forty-eight (48) hours’ prior written notice to the Purchaser or MLA, as the case may be, of the information to which it wishes to have access and of the times at which it wishes to have such access;

(ii)

the timing and frequency of such access shall not, in the reasonable opinion of the Purchaser or MLA, cause significant disruption to the ordinary conduct of the business or affairs of the Purchaser or MLA, as the case may be; and

(iii)

the Purchaser and MLA shall be entitled, at their option, to have a representative of the Purchaser and/or MLA accompany any representative of the applicable Vendor who is given access to the information.

6.9       Ventanas Option Agreement

            As at the Closing Date, the parties shall enter into an agreement terminating the Ventanas Option Agreement and MLA and its affiliates shall provide a full and final release to the Vendors and their affiliates in respect thereof.

6.10     Equipment Lease

            If DMSL is unable to obtain the consent of Leasing Operations de Mexico, S. de R.L. de C.V. to the assignment of the master lease agreement to which they are parties, dated March 1, 2008, and/or the consent of Atlas Copco Mexicana, S.V. de C.V. to the assignment of the mining equipment lease agreement with DMSL dated May 23, 2008,(Leasing Operations de Mexico, S. de R.L. de C.V. and Atlas Copco Mexicana, S.A. de C.V. are collectively referred to as the “Lessors”) which leases are referred to in Schedule 1.1(cc) prior to the Closing Date, DMSL, prior to the Closing Date, shall negotiate with the Lessors for the acquisition of the equipment which is the subject of such leases, or if DMSL is unable to negotiate a buyout in respect of a Lease, shall negotiate for the consent of the applicable Lessor to the sublease of the applicable equipment to the Purchaser on terms and conditions which are substantially similar to the terms of the original lease, provided that the lease amount shall be grossed up to account for any applicable Taxes which DMSL will be required to pay as a result of such lease arrangement. If DMSL is able to negotiate a buyout in respect of a Lease, the Purchaser shall purchase from DMSL on the Closing Date and DMSL shall sell to the Purchaser any such equipment purchased from such Lessors, free and clear of all Encumbrances, for a purchase price equal to the payment made to the Lessor plus applicable Taxes, or, if applicable, enter into a sublease for the applicable equipment from DMSL on terms as contemplated above. DMSL will consult with and obtain the prior consent of the Purchaser to the purchase price payable and other material terms in respect of any buyout prior to any buyout being concluded, and the Purchaser will not unreasonably withhold such consent, provided however that the Purchaser acknowledges that the buyout price before Taxes for the lease agreement with Atlas Copco Mexicana, S.V. de C.V. is expected to be approximately $750,000 and the buyout price before Taxes for the lease agreement with Leasing Operations de Mexico, S. de R.L. de C.V. is expected to be approximately $1,150,000.

6.11     Financial Information

            During the period of time following the Closing not to exceed seventy-five (75) days, the Vendors shall provide to MLA on a timely basis all financial information MLA reasonably requires to meet its schedule for the preparation of the financial statements for the San Dimas Assets that are required to be included in MLA's Business Acquisition Report to be filed pursuant to MLA's continuous disclosure obligations under Canadian securities laws. Without limiting the generality of the foregoing, the Vendors shall provide all required financial information with respect to the San Dimas Assets to MLA and its auditors in sufficient time and detail to permit MLA’s auditors to take all steps and perform all reviews necessary to provide sufficient assistance to MLA with respect to information to be included in such financial statements, provided that the Vendors shall not be required to incur any out-of-pocket expenses.

ARTICLE 7- CLOSING ARRANGEMENTS

7.1       Closing Logistics

            The Closing shall take place on the Closing Date at the Closing Time at the Vancouver offices of Lang Michener LLP, counsel to MLA and the Purchaser, or at such other place as may be agreed upon by DMSL and the Purchaser. DMSL and the Purchaser agree to consult with each other and to cooperate as may be reasonably required in order to facilitate an orderly and timely Closing. The Parties acknowledge that a Mexican public Notary must be engaged to review, approve and submit for registration certain instruments, in a form prescribed by the law of Mexico, in order to effect the transfer of title to and ownership of certain of the Purchased Assets. The Parties agree to take such steps as may be reasonably required to submit the documentation to be reviewed and approved by a Mexican public Notary sufficiently in advance of the Closing Date as may be reasonable to facilitate the orderly and timely completion of the Closing on the Closing Date.

7.2       Deliveries by DMSL

(a)

Deliveries by DMSL at the Closing Time. At the Closing Time, DMSL shall deliver or cause to be delivered to the Purchaser (unless delivered previously) the following documents, agreements, instruments and items, in form and substance satisfactory to the Purchaser and its legal counsel, acting reasonably:

	(i)	a Certificate of Good Standing of each of the Vendors issued by a senior officer of each of the Vendors;

(ii)

certified copies of the resolutions of the boards of directors of the Vendors’ approving, as applicable, this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by the Vendors under this Agreement, and the sale of the applicable Purchased Assets;

	(iii)	the Participation Agreement duly executed by the Vendors;

	(iv)	the Transition Services Agreement duly executed by DMSL;

	(v)	the Assumption Agreement duly executed by DMSL;

	(vi)	the Indemnity Agreement duly executed by Goldcorp;

(vii)

all bills of sale, assignments and other instruments of transfer in form and substance as reasonably required by the Purchaser and the Vendors to effect the transfer of the Purchased Assets to the Purchaser duly executed by DMSL and the Vendors and immediately registerable with all Governmental Authorities as required to effect such transfer, which instruments of transfer will be notarized and accompanied by power of attorney where required to effect transfer in accordance with Mexican law;

(viii)	all Books and Records;

(ix)	the Lease Agreements duly executed by the applicable Vendor;

(x)	an opinion of counsel for DMSL in form satisfactory to the Purchaser and MLA acting reasonably in respect of corporate existence of DMSL, and the authorization and execution of this Agreement; and

(xi)	the Aircraft Purchase Agreement;

(xii)	the Owned Real Property Agreement; and

(xiii)

such other approvals, documents, instruments, certificates or opinions dated as of the Closing Date as would be usual in completing transactions of the nature contemplated by this Agreement and the Closing Documents or as are, in the opinion of counsel to the Purchaser, reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

7.3	Deliveries by the Purchaser and MLA

(a)

Deliveries by Purchaser at the Closing Time. At the Closing Time, the Purchaser and MLA shall deliver or cause to be delivered to DMSL (unless previously delivered) the following documents, agreements, instruments or items, in form and substance satisfactory to DMSL and its legal counsel, acting reasonably:

		(i)	the Cash Component by wire transfer of immediately available funds to a bank account specified in writing by DMSL to the Purchaser;

		(ii)	duly issued share certificate(s) of MLA issued in the name of DMSL or as DMSL may direct, in respect of the Payment Shares;

		(iii)	duly executed Note and Convertible Note together with duly executed and notarized copies of the Note Security and the Convertible Note Security;

(iv)

resolutions of the board of directors of each of MLA and the Purchaser approving (i) this Agreement and authorising signature or execution of the same and of the Closing Documents required to be signed or executed by the Purchaser and MLA under this Agreement, and (ii) the issuance of the Payment Shares as required by this Agreement confirming that such shares are fully paid and non-assessable (the “Purchaser Resolution”);

(v)	certificates dated as of the Closing Date and signed by an executive officer of the Purchaser and MLA respectively on behalf of the Purchaser and MLA respectively in the agreed form:

(A)

to the effect that the notice of articles and articles attached to the certificate are correct and complete copies of the notice of articles and articles of the Purchaser and MLA as in effect at the Closing Date;

	(B)	to the effect that the Purchaser Resolution is a correct and complete copy of the such resolution, unamended as of the Closing Date;

(C)

attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of the Purchaser and MLA and certifying the genuineness of such signatures; and

	(D)	regarding the capitalization of MLA at the Closing Date, the number of securities of MLA issued and outstanding on such date and other applicable matters pertaining to the Closing;

(vi)

a Certificate of Good Standing of MLA issued as of recent date by the British Columbia Registrar of Companies and a Certificate of Good Standing of the Purchaser issued by a senior officer of the Purchaser;

(vii)

evidence in form satisfactory to DMSL, acting reasonably, that all actions required to be taken by the Purchaser and MLA prior to Closing pursuant to Section 6.1 have been taken and all Purchaser Consents have been obtained;

(viii)	resolutions and other documentation relating to the appointment of Goldcorp’s nominee directors to the board of directors of MLA on Closing;

(ix)

a legal opinion of counsel to MLA concerning corporate matters and the issuance of the Payment Shares and all other shares contemplated herein which will also include all matters contained in the legal opinion delivered by such counsel to the underwriter of the MLA Financing;

(x)	the Participation Agreement duly executed by MLA;

(xi)	the Assumption Agreement duly executed by the Purchaser and MLA;

(xii)	the Transition Services Agreement duly executed by the Purchaser and MLA;

(xiii)	the Indemnity Agreement duly executed by MLA;

(xiv)	the Lease Agreements duly executed by the Purchaser;

(xv)	the Aircraft Purchase Agreement;

(xvi)	the Owned Real Property Agreement;

(xvii)

such other approvals, documents, instruments, certificates or opinions dated as of the Closing Date as would be usual in completing transactions of the nature contemplated by this Agreement and the Closing Documents and in respect of the Payment Shares or as are, in the opinion of counsel to DMSL, reasonably necessary or desirable to consummate the transactions contemplated by this Agreement; and

(xviii)	the VAT to be paid pursuant to Section 2.5 by wire transfer of immediately available funds to a bank account specified in writing by DMSL to the Purchaser;

ARTICLE 8 - GENERAL TERMINATION PROVISIONS

8.1       Termination

            Subject to the obligations of the Parties which expressly survive the termination of this Agreement, this Agreement shall terminate:

(a)

at the option of DMSL, on the one hand, or the Purchaser and MLA jointly, on the other hand, at any time prior to the Closing Date by notice in writing to the other Party or Parties, as applicable, if the STB Share Purchase Agreement is terminated;

(b)	without further actions by any of the Parties if the Closing does not occur on or before the Outside Date;

(c)	in writing, by mutual consent of the Parties;

(d)

by written notice from DMSL to the Purchaser and MLA jointly if any of the conditions set forth in Section 5.2 is not satisfied at the Closing Time, or it becomes apparent that any such condition cannot be satisfied at the Closing Time, and it is not waived by DMSL; or

(e)

by written notice from the Purchaser and MLA jointly to DMSL if any of the conditions set forth in Section 5.1 is not satisfied at the Closing Time, or it becomes apparent that any such condition cannot be satisfied at the Closing Time, and it is not waived by the Purchaser and MLA jointly.

8.2       Termination Procedure

            In the event of the termination of this Agreement pursuant to Section 8.1, written notice thereof shall forthwith be given by the Party so terminating to the other Parties, and this Agreement shall terminate without further action by any Party. If this Agreement is terminated pursuant to Section 8.1:

(a)

all Confidential Information received by any Party shall be treated as confidential, and each Party shall promptly and, in any event, within five (5) Business Days of receipt of a written request from any other Party:

	(i)	deliver to the other Party; or

	(ii)	if so requested by the other Party, destroy

all tangible Confidential Information, and erase all Confidential Information in electronic form furnished by the other Party, its affiliates, and their respective representatives to the Party or its representatives, without retaining copies thereof. In such event, within the same time period, the Party shall destroy or erase, as the case may be, all other documents or records constituting or containing Confidential Information created by or for the Party or its representatives, unless prepared exclusively from publicly available information. A party will be deemed to have destroyed information stored in electronic form (a) on removable, replaceable media (such as diskettes, tapes, CDs, or DVDs) by actually destroying same, or (b) on non-removable or non- replaceable media (such as USB keys, hard drives, and e-mail servers) by executing an operating system-, application- or server-level “delete” function thereupon, notwithstanding that such information may be forensically recovered or otherwise restored; provided, however, that if a party conducts or permits any restoration or recovery thereof, it will treat such restored or recovered information as confidential pursuant to the provisions of this Agreement (disregarding any provision regarding the term of such confidentiality). The Party shall deliver to the other Party a certificate confirming in writing its compliance with this clause;

(b)	all filings, applications and other submissions made pursuant hereto shall, to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made; and

(c)	the obligations provided for in Sections 8.2, 8.3, 9.2 and Article 10 as it relates to surviving obligations, and Article 12 shall survive any such termination.

8.3	Effect of Termination

	(a)	If this Agreement is terminated pursuant to Subsections 8.1(d) or 8.1(e) by the Party entitled to the benefit of the conditions referred to in said Subsections (the “First Party”):

(i)

the First Party shall be released from all obligations hereunder, unless the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement have not been satisfied by reason of a default by the First Party hereunder; and

(ii)

the other Parties shall also be released from all obligations hereunder, unless the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed or caused to be performed by the other Parties or have not been satisfied by reason of a default by the other Parties hereunder;

(b)

If this Agreement is terminated pursuant to any other Subsection of Section 8.1, there shall be no liability or obligation hereunder on the part of any Party or any of their respective affiliates, except for liability arising from a wilful or negligent breach of this Agreement in which case each Party will retain all remedies against the other Party, and except as otherwise provided herein to the contrary.

ARTICLE 9 - ADDITIONAL COVENANTS

9.1       Areas of Interest

            The Parties hereby establish an area of interest around each of the properties in Mexico owned by Goldcorp and its affiliates for the benefit of Goldcorp and its affiliates of twenty (20) kilometres from the external boundary of the mineral properties, claims and real property interests as they exist on the date of the Closing (the “Goldcorp Area of Interest”). For a period of three (3) years following the Closing Date, MLA and its affiliates will not, either directly or indirectly or through Persons that are acting for any of them, acquire any mineral claims, mineral interests or other rights to mineral properties, royalty interests, surface rights or water rights within the Goldcorp Area of Interest.

9.2       Non-Solicitation

            For a period of three (3) years from the date of this Agreement, MLA and the Purchaser agree not to solicit or hire, and shall cause each of their respective affiliates not to solicit for the purpose of hiring (other than in the ordinary course of a hiring solicitation program) or hire, any person who is an employee of DMSL or its affiliates as at the date hereof or as at the Closing Date, in each case without the prior written consent of DMSL, other than those Employees who are to be transferred to the Purchaser, MLA or their affiliates as part of the Transactions in accordance with the provisions hereof.

9.3       Reporting Issuer

            MLA will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Law of each of the provinces where it will be a “reporting issuer” on filing of the final prospectus in respect of the MLA Financing, for a period of two years following the Closing Date, provided that this covenant shall not prevent MLA from completing any transaction which would result in MLA ceasing to be a “reporting issuer” so long as the holders of MLA Shares receive securities of an entity which is listed on a stock exchange in Canada in compliance with Applicable Law (or will be listed as a result or as part of such transaction) or MLA’s shareholders approve the transaction.

9.4       Listing

            MLA will use commercially reasonable efforts to maintain a listing of the MLA Shares on the TSXV or the TSX for a period of two (2) years from the Closing Date, provided that this covenant shall not prevent MLA from completing any transaction which would result in the MLA Shares ceasing to be listed so long as the holders of MLA Shares receive securities of an entity which is listed on a stock exchange in Canada in compliance with applicable corporate laws and Applicable Law (or will be listed as a result or as part of such transaction) or MLA’s shareholders approve the transaction.

ARTICLE 10 - INDEMNIFICATION

10.1     Indemnification by the Purchaser and MLA

            Subject to the limits set forth in Section 10.5, the Purchaser and MLA hereby jointly and severally indemnify and save harmless DMSL and its affiliates and their respective directors, officers, employees, agents and shareholders from and against any and all Losses suffered or incurred by them, as a result of, or arising in connection with:

(a)	any breach of a representation or warranty made or given by the Purchaser and MLA in this Agreement or in any Closing Document;

(b)	any failure by the Purchaser and MLA to observe or perform any covenant or obligation contained in this Agreement or in any Closing Document; or

(c)	the failure by MLA to duly and validly issue the Payment Shares (the “Indemnity Payment”).

10.2     Indemnification by the Vendors

            Subject to the limits set forth in Section 10.5, DMSL shall indemnify and save harmless the Purchaser and each of its directors, officers and employees from and against any and all Losses suffered or incurred by them, as a result of, or arising in connection with:

(a)	any breach of a representation or warranty made or given by DMSL in this Agreement or in any Closing Document; or

(b)	any failure by DMSL to observe or perform any covenant or obligation contained in this Agreement or in any Closing Document.

10.3     Agency for Directors, Officers and Employees

            Each Party agrees to accept each indemnity in favour of an Indemnified Party’s directors, officers, employees, agents and shareholders as agent and trustee of each such director, officer and employee. Each Party agrees that an Indemnified Party may enforce an indemnity in favour of any of the Indemnified Party’s directors, officers, employees, agents and shareholders on behalf of each such director, officer, employee, agent or shareholder.

10.4     Notice

            A Party entitled to and seeking indemnification pursuant to the terms of this Agreement (the “Indemnified Party”) shall promptly give a Claim Notice to the Party responsible for indemnifying the Indemnified Party (the “Indemnifying Party”) of any Claim pursuant to Sections 2.6, 10.1 or 10.2. The Claim Notice shall specify whether the Claim arises as a result of a Third Party Claim or a Direct Claim, and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim; and

(b)	the amount of the Claim, or, if any amount is not then determinable, an approximate and reasonable estimate of the likely amounts of the Claim.

10.5     Limitation Periods

In respect to the Claims for indemnity under Sections 2.6, 10.1 and 10.2 the application of the Limitations Act, 2002 (Ontario) is excluded to the full extent permitted by the Limitations Act, 2002 (Ontario), and instead such Claims have the following limitation periods:

(a)	any Claim arising pursuant to Sections 10.1 or 10.2 shall be brought within the time periods stipulated in Section 3.3 and Section 3.4, as the case may be; and

(b)	any Claim arising pursuant to Section 2.6 may be brought without limitation as to time period.

10.6	Indemnification Procedure

	(a)	Procedures for Third Party Claims.

		(i)	After receipt by an Indemnified Party of notice of a Third Party Claim, within seven (7) days after receiving such notice, the Indemnified Party shall provide a Claim Notice to the Indemnifying Party.

(ii)

DMSL shall have the right, upon written notice delivered to the Purchaser within thirty (30) days after receipt of a notice of a Third Party Claim or a Claim Notice, as the case may be, to assume the defence of a Third Party Claim in which DMSL is either the Indemnified Party or the Indemnifying Party. If DMSL does not elect to assume the defence of such Third Party Claim, the Purchaser shall have the obligation to assume the defence of such Claim. DMSL and the Purchaser shall co- operate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the other Party and may participate in such defence assisted by counsel of its own choice at its own expense.

(iii)

If the Purchaser fails to assume the defence of the Third Party Claim in accordance with Clause 10.6(a)(ii), the Purchaser shall be responsible for all costs, fees and disbursements incurred by DMSL, including the fees and disbursements of counsel employed by DMSL, for the defence of such Third Party Claim.

(iv)

In any Third Party Claim with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defence of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party and the Indemnified Party, as the case may be, shall at all times use all reasonable efforts to keep each other reasonably apprised of the status of any matter the defence of which they are maintaining and to co-operate in good faith with each other with respect to the defence of any such matter.

(b)

Failure to Give Timely Notice of Third Party Claim. The failure to provide a Claim Notice of a Third Party Claim received by the Indemnified Party to an Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such Third Party Claim only if, and only to the extent that, such failure to provide a Claim Notice to the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defences otherwise available to the Indemnifying Party with respect to such Third Party Claim, (ii) material prejudice to the Indemnifying Party with respect to such Third Party Claim, or (iii) the loss of any right by the Indemnifying Party to recover any payment under its applicable insurance coverage.

(c)

Procedures for Direct Claims. Any Direct Claim shall be asserted by the Indemnified Party giving the Indemnifying Party written notice thereof. The Indemnifying Party shall then have a period of thirty (30) days within which to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies, including against the Indemnifying Party, as may be available to the Indemnified Party.

10.7	Liability Limits

(a)

General Liability Limits. Notwithstanding anything to the contrary set forth in this Agreement, the Indemnifying Party’s obligation to indemnify and hold the Indemnified Party harmless shall be limited as follows:

(i)

for the purposes of computing the aggregate amount of Loss incurred by the Indemnified Party, the amount of the Loss in respect of a Claim shall be deemed to be an amount equal to, and any Indemnity Payments by the Indemnifying Party shall be limited to, the amount of Loss that remain after deducting therefrom (i) any third party insurance and any indemnity, contributions or other similar payment paid by any third party with respect thereto, and (ii) any net tax benefit recognized (by reason of a tax deduction, basis adjustment, shifting of income, credit and/or deductions or otherwise) by the Indemnified Party or any affiliate thereof with respect to the Loss or items giving rise to such claim for indemnification; and

(ii)

in any case where the Indemnified Party recovers from Third Parties any amount in respect of a matter with respect to which the Indemnifying Party has fully indemnified it pursuant to this Agreement, the Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered except to the extent that such amount has already been deducted in calculating the Indemnity Payment pursuant to Clause 10.7(a)(i) (after deducting therefrom the full amount of the expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of (A) any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter, and (B) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

(b)

Reasonable Steps to Mitigate. The Indemnified Party will take all reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against Third Parties and other rights at law or equity, and will provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifying Party. The Indemnified Party’s reasonable steps include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any Loss for which indemnification would otherwise be due under this Article 10, and the Indemnifying Party will reimburse the Indemnified Party for the Indemnified Party’s reasonable expenditures in undertaking the mitigation of such Loss, together with interest thereon from the date of payment to the date of repayment at the Prime Rate.

(c)

Threshold on Indemnity. Notwithstanding the foregoing, no Party hereto shall be entitled to make any claim for indemnification pursuant to this Article 10 in respect of any Losses unless and until all such claims by such Party equal or exceed, in the aggregate, $500,000, (the “Threshold”) in which case the Party claiming indemnification shall be entitled to seek indemnification in the full amount of its aggregate claims. The maximum aggregate liability of (i) DMSL (including its successors and permitted assigns) arising out of any inaccuracy or breach of any representation or warranty or breach of any covenant of this Agreement and the Aircraft Purchase Agreement and GSBL pursuant to the indemnity obligations under the STB Share Purchase Agreement; or (ii) the Purchaser and MLA collectively (including their successors and assigns) arising out of any inaccuracy or breach of any representation or warranty or breach of any covenant of this Agreement and the Aircraft Purchase Agreement and MLA and the purchaser of the STB shares (including their successors and assigns) pursuant to the indemnity obligations under the STB Share Purchase Agreement other than Section 9.2, thereof, shall not exceed the amount of $275 million (the “Cap”). Notwithstanding the foregoing, the Threshold and the Cap shall not apply in respect of any Claims pursuant to Section 2.6, or under the Assumption Agreement, or pursuant to any payment, repayment or reimbursement obligation of any Party pursuant to this Agreement or any Closing Document, including without limitation, pursuant to Section 6.10 and any Claim thereunder shall arise from the first dollar. Similarly, notwithstanding the foregoing, the Threshold and the Cap shall not apply in respect of any Claims related to any Excluded Liability and any Claim related thereto shall arise from the first dollar.

10.8     Indemnity Exclusions

Notwithstanding any provision to the contrary in this Agreement, no party (an “Indemnifying Party”) will be obligated to indemnify any other party (an “Indemnified Party”) under the provisions of this Agreement with respect to (i) claims for indemnity to which the Indemnifying Party is entitled under this Agreement; or (ii) any obligations and liabilities that may result from any claim arising in respect of any inaccuracy or breach of any representation, warranty or covenant made or provided by an Indemnified Party under this Agreement.

ARTICLE 11 – GUARANTEE

11.1	Guarantee

MLA hereby absolutely, unconditionally and irrevocably guarantees to DMSL:

(a)

the due and punctual payment of all sums, if any, which may from time to time be payable by the Purchaser to the Vendors or any of their affiliates hereunder or pursuant to any document, agreement or instrument delivered pursuant hereto; and

(b)

the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by the Purchaser pursuant to this Agreement or any document, agreement or instrument delivered pursuant hereto.

11.2     Extensions of Time, etc.

            The foregoing guarantee shall not be affected by any indulgence, whether of time for payment or performance or otherwise, on the part of the Purchaser, and shall remain in full force and of full effect notwithstanding that the Purchaser may do any act or omit to do any act with respect to the Purchaser or any other Person which otherwise would, as a result of the operation of law or otherwise, partially or wholly release MLA from its liability under this guarantee. Without limiting the generality of the foregoing, DMSL or any of its affiliates shall not be obliged to make any demand against, pursue any action against, or exhaust its remedies against, the Purchaser before making any demand upon or taking action against MLA in respect of this guarantee, and may take and give up guarantees of or security for the performance by the Purchaser of any of the provisions of this Agreement, and may accept compositions from and may otherwise deal with the Purchaser, without relieving MLA from its liability under this guarantee or otherwise modifying such liability. MLA shall remain liable under this guarantee notwithstanding any disability or lack of status or power of the Purchaser or any impediment whatsoever to obtaining payment or performance from the Purchaser.

11.3     Principal Obligation

            In the event that any demand is made upon MLA in respect of this guarantee, then thereupon MLA shall be bound to DMSL or any of its affiliates in respect of the payment of the sums or the performance of the covenants and obligations which are hereby guaranteed as if MLA had been a principal covenanter, and not a surety.

ARTICLE 12 - GENERAL

12.1     Confidentiality

            Each of the Parties acknowledges that all Confidential Information provided by one Party to another Party pursuant to this Agreement is confidential and agrees that, during the Interim Period and for a period of twenty-four (24) months thereafter (the “Confidentiality Period”), it will maintain such Confidential Information in confidence and that the Confidential Information will not be used other than in furtherance of the purposes of this Agreement. A party may disclose Information obtained from another Party to its advisors, counsel, directors, officers and employees (collectively, “Representatives”) on a “need to know” basis, as such Party deems necessary or appropriate; provided that such Representatives are advised that such Information is confidential and either agree to keep the Confidential Information confidential in accordance with the terms hereof, or are under professional obligations to maintain the confidentiality of confidential information and provided that, in addition to any remedies that each Party may have against any such Representatives in respect of any disclosure of Information, each Party will indemnify the other Parties in respect of any breach of this confidentiality obligation by any of such Party’s Representatives in accordance with the provisions of Article 10. In the event that a Party or any of its Representatives become legally compelled or are required by Governmental Authorities having appropriate jurisdiction to disclose any of the Confidential Information such Party will promptly provide the disclosing Party with written notice so that the disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. The Party which is the recipient of the Confidential Information will cooperate with the disclosing Party on a reasonable basis to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained or the disclosing Party waives compliance with the provisions of this Agreement, the receiving Party will furnish only that portion of the Confidential Information which the receiving Party is advised, by written opinion of counsel addressed to the disclosing Party and to the receiving Party is legally required to be disclosed and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information so furnished.

12.2      Tender

            Any tender of documents or delivery of money under this Agreement must be made upon the Parties or their respective counsel. Any document or money tendered or delivered at the Closing Time or at any other time shall be tendered or delivered at the place designated in accordance with Section 12.3.

12.3      Notices

            Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile transmission or similar means of recorded electronic communication addressed as follows:

(a)	if to Vendors:

c/o Goldcorp Inc. Park Place, Suite 3400 Burrard Street Vancouver, British Columbia V6C 2X8

Attention: General Counsel Fax No.: (604) 696-3001

with a copy sent to (which copy does not constitute notice hereunder):

Cassels Brock & Blackwell LLP King Street West, Suite 2100 Toronto, Ontario M5H 3C2

Attention: Paul Stein Fax No.: (416) 350-6949

(b)	if to MLA or Purchaser

Mala Noche Resources Corp.
885 West Georgia Street, Suite 1500 Vancouver, British Columbia Canada V6C 3E8

Attention: President Fax No. (604) 639-2148

with a copy sent to (which copy does not constitute notice hereunder):

Lang Michener LLP
Royal Centre P.O. Box 11117
West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention: Michael Taylor
Fax No.: (604) 685-7084

            Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

            Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 12.3.

12.4     Press Release

            During the Interim Period, no Party, nor any of its affiliates, shall make public announcement or issue any press release regarding this Agreement or the Transactions without providing an opportunity to the other Parties to review and comment on such announcement or press release. If, during the Interim Period, a Party or any of its affiliates wishes to issue a press release or make a public announcement regarding this Agreement required by Canadian Securities Laws, the disclosing Party shall disclose the complete text to the other Parties in writing one (1) Business Day prior to its release, whereupon the other Parties shall then have the right to review said press release or other public announcement and shall have the right to make comment or suggestions for changes therein within such one (1) Business Day. In all other instances, if, during the Interim Period, a Party or any of its affiliates wishes to issue a press release or make a public announcement regarding this Agreement, the disclosing Party shall disclose the complete text to the other Parties in writing two (2) Business Days prior to its release, whereupon the other Parties shall then have the right to review said press release or other public announcement and shall have the right to make comment or suggestions for changes therein within such two (2) Business Days. The disclosing Party shall consider the comments of the other Parties in good faith. Nothing in this Section 12.4 will prevent a Party from making timely disclosure as may be required by Canadian Securities Laws. If it is not practicable for a Party to follow the procedure otherwise provided in this Section 12.4, it will make such efforts as may be reasonable in the circumstances to notify the other Party of any announcement or press release or proposed announcement or press release.

12.5     Regulatory Filing

            If, during the Interim Period, a Party, by reason of any requirement of any regulatory body having jurisdiction over a Party, must disclose any matter concerning the execution or content of this Agreement or the transactions contemplated herein, then the affected Party shall, prior to making any disclosure, forward the text of the disclosure to the other Parties. The other Parties shall then have a period of time not exceeding one (1) Business Day, to make reasonable suggestions for changes therein. The disclosing Party shall consider said suggestions and advise the other Parties prior to the disclosure if said suggestions are not to be incorporated in the disclosure. If there is no change from a disclosure earlier approved then the disclosing Party is not required to seek approval again for such disclosure. Nothing in this Section 12.5 will prevent a Party from making timely disclosure as may be required by any Governmental Authority having jurisdiction. If it is not practicable for a Party to follow the procedure otherwise provided in this Section 12.5, it will make such efforts as may be reasonable in the circumstances to notify the other Party of any such disclosure or proposed disclosure.

12.6     Expenses

            Subject as otherwise set out in this Agreement, each Party hereto will be responsible for payment of all costs and expenses incurred by such Party in connection with this Agreement and the transactions contemplated herein, including all professional fees (including but not limited to legal and accounting fees) incurred thereby.

12.7     Successors and Assigns

            This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns. Except as expressly provided in this Section 12.7, none of the Parties may assign any of its rights or obligations hereunder without the prior written consent of the other Parties. Prior to Closing, the Purchaser may assign all or part of its rights under this Agreement to one or more wholly-owned Mexican subsidiaries of MLA upon prior written notice to the Vendors provided that any such assignment shall not release the Purchaser from its obligations hereunder and the Purchaser shall guarantee the obligations of such assignee.

12.8     Effect of Certificates

            All certificates provided hereunder by a director or officer of the Purchaser, or the Vendors, as the case may be, shall be provided in that person’s capacity as a director or officer of the Purchaser, or the Vendors, as the case may be, and not in that person’s personal capacity, and no such director or officer shall incur any personal liability under or as a result of such certificate.

12.9     Entire Agreement

            This Agreement and the Schedules and the Closing Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any of the Parties to enter into this Agreement or on which reliance is placed by any of the Parties, except as otherwise specifically set forth in this Agreement or in the Closing Documents.

12.10   Amendment

            This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

12.11   Waiver of Rights

            Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any of the Parties to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

12.12   Severability

            If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to reflect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

12.13   Further Assurances

            Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as the other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and each Closing Document.

12.14   Governing Law

            This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any conflict of laws, rule or principle which might refer such interpretation to the laws of another jurisdiction). Each Party irrevocably submits to the exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.

12.15   Counterparts

            This Agreement may be executed in counterparts and delivered in PDF form or by facsimile transmission (with executed originals to be delivered), each of which shall constitute an original and each of which taken together shall constitute one and the same instrument.

[Signature Page to Follow]

            IN WITNESS WHEREOF this Asset Purchase Agreement has been executed by the Parties hereto.

DESARROLLOS MINEROS SAN LUIS, S.A. de C.V.

By:	“Salvador Garcia Ledesma”
Name: Salvador Garcia Ledesma
Title: Vice President

By:	“J. Federico Villaseñor Buchanan”
Name: J. Federico Villaseñor Buchanan
Title: Business Director

PRIMERO EMPRESA MINERA, S.A. de C.V.

By:	“Eduardo Luna”
Name: Eduardo Luna
Title: President
By:

Name:
Title:

MALA NOCHE RESOURCES CORP.

By:	“David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer
By:

Name:
Title:

SCHEDULE 1.1(cccc)

FORM OF PARTICIPATION AGREEMENT

[**Redacted** – Form of Participation Agreement]

SCHEDULE 2.2(C)

FORM OF NOTE

[**Redacted** – Form of Note]

SCHEDULE 2.2(d)

FORM OF CONVERTIBLE NOTE

[**Redacted** – Form of Convertible Note]

SCHEDULE 6.5(e)

FORM OF TRANSITION SERVICES AGREEMENT

[**Redacted** – Form of Transition Services Agreement]